

Annual Report
2021/22

Énergie NB Power | the power of possibility
débordant d'énergie


SUPERIOR
SUPERIOR

On the cover

We are proud to power the homes, hospitals, businesses and communities of New Brunswick. Like Junior Kalala, our customers are able to enjoy many of the comforts and conveniences of our everyday lives because of the power of electricity.

Submission Letter

June 2022

Honourable Mike Holland
Minister of Natural Resources and Energy Development
Province of New Brunswick
PO Box 6000
Fredericton NB E3B 5H1

Minister,

We are pleased to submit the Annual Report of New Brunswick Power Corporation for the fiscal year ended March 31, 2022 in compliance with section 5 of the *Accountability and Continuous Improvement Act* and section 42 of the *Electricity Act*. We are accountable for the preparation of this Annual Report and for the results contained herein.

Charles V. Firlotte
Chair

Keith Cronkhite
President and Chief Executive Officer



7

We offer customers a variety of products and services. Through our business floodlight program, we provided Superior Screens in Miramichi a lighting design that improved both their lighting and the visibility and safety on site for their employees.

Table of Contents

Reading this Report

We have enhanced our online report to be interactive. We encourage you to use the navigational buttons to learn more about our story with additional facts, statistics and links to further information on our website.

▶ *Reveals highlights, facts and statistics*

> *Hyperlink to information on nbpower.com*

New Brunswickers Powering New Brunswick

For over 100 years, NB Power has been a part of the fabric of New Brunswick.

Today, NB Power is responsible for the generation, transmission and distribution of electricity that powers the homes, businesses and communities of more than 400,000 customers.

NB Power maintains one of the most diverse generation fleets in North America and is committed to developing sustainable energy for future generations of New Brunswickers. Part of this commitment includes investments in energy efficiency programs, energy solutions, renewable energy sources and smart grid technology.

Together, NB Power has a combined total generating capacity of 3,790 MW, with an additional installed generating capacity of 607 MW, including 512 MW of renewables, provided by third parties through power purchase agreements.

New Brunswickers' needs for electricity vary significantly with the seasons, with energy usage reaching its highest peaks in the cold winter months. To meet the wide swing in demand and make sure New Brunswickers have power they need when they need it, NB Power maintains standby generation.

The company delivers safe, reliable energy to its customers by way of 21,562 km of distribution lines, substations, terminals and switchyards that are interconnected by 6,870 km of transmission lines.

As a Crown Corporation, NB Power's owner and sole shareholder is the Government of New Brunswick. The utility reports to the government through the Minister of Natural Resources and Energy Development. The government's expectations are expressed through legislation, policies and mandate letters.

The *Electricity Act* gives NB Power the authority to sell electricity within the province and to manage and operate NB Power's resources and facilities for the supply, transmission and distribution of electricity within New Brunswick. The *Electricity Act* also establishes that, to the extent practicable, rates charged by NB Power need to be as low as possible, and changes in rates are regulated by the New Brunswick Energy and Utilities Board and need to be stable and predictable from year to year.



The St. John River at Grand Falls, taken between 1914 and 1926
Courtesy of Archives of the Religious Hospitallers of St. Joseph, Saint-Basile, New Brunswick

Our Business

Across New Brunswick, we maintain and operate 13 hydro, coal, oil, natural gas and diesel-powered generating stations as well as Point Lepreau Nuclear Generating Station (PLNGS), the only nuclear generating station in Atlantic Canada. Together, our stations provide a reliable energy supply for New Brunswickers.

Our teams design, construct and maintain the transmission system terminals, switchyards and interconnected transmission lines that carry electricity from generating stations and other supply sources over long distances to the customer distribution network and our export markets.

Responsible for system operations, we ensure our province-wide power system is operated reliably and able to recover quickly from unforeseen events. We also coordinate and operate interconnections with Québec, Nova Scotia, Prince Edward Island and New England, and do so by administering the Electricity Business Rules and the Open Access Transmission Tariff.

Through the design, build, operation and maintenance of our distribution network, we deliver safe, reliable electricity to customers throughout New Brunswick while keeping our rates as low as possible. We also offer a variety of products, services and programs to meet our customers' needs today, and in the future.

Across the company, we strive to deliver a level of customer service that enhances the customer experience. Our communications, digital technology, environment, finance, human resource, legal, planning, regulatory and supply chain services provide support across the company to enable the production and delivery of safe, reliable electricity to all our customers.

New Brunswick Energy Marketing Corporation
A wholly-owned subsidiary of NB Power, New Brunswick Energy Marketing Corporation conducts energy trading activities in markets outside of New Brunswick, purchases electricity to meet demand in and outside New Brunswick and sells excess energy generated in New Brunswick.



St. John River at Grand Falls, present day
Courtesy of the Town of Grand Falls

Powering New Brunswick


Québec
Hydro Québec
Eel River
BELLEDUNE
Lamèque
Caraquet
Caribou
STE.-ROSE
Bathurst
Tracadie
Allardville
NEPISIGUIT FALLS
Hydro Québec
Edmundston
Twin Rivers
Iroquois
MPS
St. Leonard
Saint-André
SISSON
MILLBANK
GRAND FALLS
Ortonville
Newcastle
New Brunswick
TOBIQUE
MPS
MPS
BEECHWOOD
Florenceville
Maine
Prince Edward Island
Woodstock
HWC
Millville
Keswick
Marysville
Grand Lake
Scoudouc
Murray Corner
Moncton
Salisbury
Memramcook
MACTAQUAC
New England
Norton
Kent Hills
Nova Scotia
New England
Oak Bay
Grandview
St. George
BAYSIDE
MILLTOWN
Lancaster
COLESON COVE
Pennfield
POINT LEPREAU
EMEC
GRAND MANAN
Nuclear
Hydro
Wind
Thermal
Combustion Turbine
Terminal
Interconnection
345 kV Lines
230 kV Lines
138 kV Lines

Net generating capacity

Thermal	
Coleson Cove	972 MW
Belledune	467 MW
Bayside (Natural Gas Combined Cycle)	277 MW
Total Thermal	1,716 MW
Hydro	
Mactaquac	668 MW
Beechwood	112 MW
Grand Falls	66 MW
Tobique	20 MW
Nepisiguit Falls	11 MW
Sisson	9 MW
Milltown	3 MW
Total Hydro	889 MW
Nuclear	
Point Lepreau	660 MW
Combustion Turbine	
Millbank	397 MW
Ste.-Rose	99 MW
Grand Manan	29 MW
Total Combustion Turbine	525 MW
Total Generating Capacity	
Thermal	1,716 MW
Hydro	889 MW
Nuclear	660 MW
Combustion Turbine	525 MW
Total Generating Capacity	3,790 MW
Power Purchase Agreements (PPAs)	
Kent Hills (Wind)	167 MW
Caribou Mountain (Wind)	99 MW
Lamèque (Wind)	45 MW
Wisokolamson Energy (Wind)	18 MW
Wocawson Energy (Wind)	20 MW
Grandview (Natural Gas)	95 MW
Twin Rivers (Biomass)	39 MW
Irving Pulp & Paper (Biomass)	33 MW
AV Nackawic (Biomass)	26 MW
AV Cell (Biomass)	21 MW
St George (Hydro)	15 MW
Edmundston Hydro	9 MW
Other Renewable	20 MW
Total	607 MW

Letter to Our Customers

Dear Customers,

Throughout 2021/22, we continued our focus on making improvements that benefit our customers – creating efficiencies, laying the foundation to make sure we are making the right decisions, providing you the right solutions, and most importantly delivering on what we say we are going to do.

During the year, we were encouraged by your interest in our energy efficiency programs. Over 3,800 residential customers completed home retrofits and our business customers received approximately $2.9 million in incentives available through our Business Rebate program. As well, we had twice as many customers participating in the low-income energy savings program than the year before.

We also welcomed your feedback and incorporated it into our programs so that we can better meet customer needs. We appreciated your response to our successful reliability report pilot, improvements to our outage map and the online real-time water level indicator for the Mactaquac head pond.

In January, when we experienced the coldest days this winter in New Brunswick and the surrounding region, you answered our call to help us "Beat the Peak." Many of you made changes to your routines to help lower overall demand of electricity during the morning and early evening periods. Together, we were able to avoid using the most expensive and highest carbon sourced energy, which benefited all customers.

Utilities across the globe are challenged with the much-needed transition to a low-carbon economy. In this regard, NB Power has indeed achieved significant accomplishments, considering that over the past two decades we have not only achieved but in many instances exceeded reduction targets established in various greenhouse gas emission frameworks, resulting in a 75 per cent reduction. So today, we are emitting 75 per cent less carbon than we were in 2001. In November, the federal government released a new reduction target for the electricity sector to achieve net zero by 2035. We will continue to work with New Brunswickers to be a leader in reducing our environmental footprint and intend to achieve net zero by 2035.

In 2021/22, we sourced our in-province electricity sales from biogas, biomass, hydro and wind resources. Coupled with nuclear power, we were extremely pleased that 78 per cent of the electricity we delivered to customers was carbon-free.

In the past year, the federal government affirmed its position not to allow coal-fired plants beyond 2030. This decision will have significant financial implications for NB Power, and indeed all New Brunswickers, so we have turned to exploring options such as natural gas and biomass to allow the continued operation of Belledune Generating Station.

Throughout the year, we continued to work on key projects such as advancing the Mactaquac Life Achievement project to provide you continued access to this renewable energy. At the same time, we continued participating with our regional counterparties in the pursuit of a regional solution to achieve a net zero grid by 2035.

As we continue to adopt more carbon-free energy sources, we are optimistic about the changing energy landscape. Change creates opportunity and our opportunity is to be a leader in service to our customers as we balance the need to green our supply with the growth opportunities that come with increased electrification.

We value our partnership with our customers, like those in Shediac who are working with us to determine how customers across New Brunswick and the region can reduce energy use and individual carbon footprints. In July, we selected a New Brunswick-based company to build the Shediac Solar Farm as part of the Shediac Smart Energy Community Project pilot. In October, we partnered with STASH Energy to provide customers heat pumps with built-in thermal energy storage and smart home-ready thermostats that could be tested for the smart grid of the future.

Advanced Metering Infrastructure will help us better manage the rising demand on the electricity system well into the future, while laying the groundwork for a wide range of new customer benefits. Faced with global disruptions in the supply chain this past year, we adjusted our plans for Advanced Metering Infrastructure to compensate for the supply issues we faced securing meters. Despite the scheduling challenges, we maintained our plans for a pilot roll-out that will enable us to ensure the system is working as intended and resolve any potential technical challenges without impacting a large customer base.

We were also proud of the role our team played to advance the small modular reactor file by partnering with government and industry. With funding through the Atlantic Canada Opportunities Fund, we advanced project planning for this clean energy. We continued to raise awareness about the potential advantages of small modular reactors and began engaging First Nations communities and business and community leaders in the conversation.

We saw mixed financial results during the year with $80 million of net earnings and a $9 million increase in debt. While we benefited from the stability and predictability of long-term fuel supply agreements during the year, our debt repayment was impacted by reliability issues at the Point Lepreau and Bayside generating stations as well as low hydro flows.

In the year, Point Lepreau Nuclear Generating Station fell short of performance goals with two unbudgeted outages. The Station's reliability performance needs improvement and we are taking steps to enhance performance of this valuable asset that contributes so significantly to our province's energy supply, our reduction of carbon emissions and our provincial economy.

In the fall, we partnered with New Brunswick Emergency Measures Organization to conduct a successful simulated nuclear emergency exercise called Synergy Challenge 2021. The Challenge tested our multi-tiered and multi-jurisdictional response to an emergency with implications beyond the Point Lepreau Nuclear Generating Station site. We are proud of the team approach, which exercised the Station's multi-faceted emergency response program and practised our roles across NB Power, the provincial government and various agencies to confirm we are well-aligned and well-rehearsed in emergency response activities.



Charles V. Firlotte
Chair



Keith Cronkhite
President and CEO

COVID-19 and the various waves of the pandemic continued to confront all of us throughout 2021/22. Given NB Power's critical role as an essential service provider, we concentrated our efforts on making sure every business, hospital and home in New Brunswick had power as our province continued on its pandemic-recovery path. Our NB Power team can take pride in the collective hard work and adherence to enhanced safety measures that we put in place to protect our employees and provide our customers with safe, uninterrupted service.

The health and safety of our NB Power team is paramount and as such we are always looking for ways to improve our safety awareness and performance. This past year, we introduced new leadership safety training and continued to foster our valued relationships throughout the organization and with the International Brotherhood of Electrical Workers Local 37 through our renewed Shared Safety Commitment. In November 2021, we hosted a virtual Safety Meet for all employees with more than 1,500 employees in attendance. And throughout the year, we focused on regular conversations and outreach to support employee resiliency and mental health while we navigated the pandemic.

As we look to the future, one thing is certain – changes are occurring in the electric utility industry and it is important that we adjust and lead in this change. In late 2021, amendments to the *Electricity Act* put us on a new course. These changes strengthen our ability to meet our financial targets, something that we have been challenged with over the last number of years. We look forward to working with the New Brunswick Energy and Utilities Board under a more modern regulatory framework for the benefit of all New Brunswickers.

Throughout these changes, our commitment to you remains – to enable your quality of life through reliable, innovative and sustainable electricity. In 2022/23, we will undertake a strategic planning process that we believe will set us up to truly transform our organization.



At NB Power, we are proud to power your homes, your businesses, our hospitals and our communities.

Businesses like Boulangerie Grains de Folie in Caraquet are powering New Brunswickers' ability to experience local food, music and art while enjoying the kind of comradery found in communities all around New Brunswick.

Looking forward, our attention will be on strategic issues that include debt management, a move to net zero by 2035, grid modernization, embracing new technologies and the definition and transformation of our culture to deliver an enhanced customer experience. As part of this journey, we will take the opportunity to do a deliberate scan of the energy sector and explore what New Brunswickers need now and in the future so that we can invest in strategies that best meet those needs.

Working to find mutual interests and common ground has helped us secure the best results possible in many situations this year. Demonstrating collaboration, openness and transparency has helped us build relationships and hear your concerns, and those of other key customers, First Nations, business groups and industry.

We are listening, re-examining how we do things and incorporating your feedback to help transform our organization to best meet your needs across the province. New revenues, business models and solutions for you, our customers, as we move into the next phase of electrification and smart grid will be key to ensuring we deliver for our customers and all New Brunswickers.

Charles V. Firlotte
Chair

Keith Cronkhite
President and CEO


CONFERENCE

Commitment to Customer Value



We are committed to delivering quality, value and service to our customers. We are focused on engaging our customers and partnering with communities to explore how we can meet the needs, now and in the future.







With more self-serve options, improved billing and payment functionality, customers can now engage with us anytime 24/7, making it easier to do business with us.

Our account specialists and energy advisors work with customers to better understand their energy usage and needs.

We are piloting with customers in the Shediac Smart Energy Community Project smart thermostats, smart water heaters and storage heat pumps while gaining insights into customers' energy use.

411,510
customer calls answered by our team

$12.48
per month for a 10-minute shower per day

3,346 MW
highest recorded instantaneous peak demand

Commitment to Energy Efficiency



At NB Power, we are committed to helping all New Brunswickers become more energy efficient, so you can save money while fighting climate change. More efficient energy usage also means we can use cleaner energy sources to power the province.







Approximately 270 New Brunswick businesses completed our new Business Rebate Program and recovered up to 25 per cent of their efficiency upgrade costs.

Over 370 tradespeople participated in our 22 residential building sector training courses to increase the adoption of energy efficiency measures in New Brunswick.

We partnered with First Nations Communities and not-for-profit organizations to distribute our Energy Savings Kits and helped over 12,000 customers reduce their energy usage and bills.

$239
million saved in lifetime energy costs since 2015

103,325
equivalent cars taken off the road for a year through carbon reductions since 2015

$162
million invested In local economy since 2015

Commitment to Environmental Leadership



As an energy provider, we strive to be a leader in environmental performance, responsibility and compliance while meeting our mandate to provide safe, reliable, affordable, low-carbon energy to our customers.







Staff at Point Lepreau Nuclear Generating Station plants milkweed to welcome migrating endangered monarch butterflies to feast on in undisturbed fields.

Our electrical system and the nesting platforms we have installed provide nesting sites in open surroundings to over 300 active osprey nests.

Operating Mactaquac Generating Station and achieving life expectancy provides New Brunswick a reliable supply of renewable energy.

$33
million spent on energy efficiency in 2021/22

7.42 Mt
carbon reduction since 2001

78%
carbon-free electricity

Commitment to Partnerships



The power of our partnerships with customers, employees, labour, First Nations, communities, businesses and industry across the province provides us the opportunity to work together to achieve our goals now and into the future.







We routinely partner with various jurisdictions and emergency response teams to ensure we are all prepared and aligned in the event of a highly unlikely emergency at Point Lepreau Nuclear Generating Station site.

Working with the International Brotherhood of Electrical Workers Local 37, we seize shared opportunities to enhance our commitment to excellence for all employees.

We are providing New Brunswick teachers and students hands-on learning and career-related experience in the energy sector through our partnership with the Centre for Excellence for Energy.

23
Community Liaison Committee meetings hosted

42 MW
of renewable energy projects led by Aboriginal businesses

96
Social Development housing units upgraded to improve energy efficiency

Commitment to our People


EVERY TASK, EVERY DAY

For over 100 years, NB Power has been fuelling the New Brunswick economy. Over 2,600 energy experts provide reliable and safe electricity that powers homes, businesses and communities across our province.







We are a diverse and inclusive workforce with employees in a variety of technical, scientific, trade, business and professional careers. Together, we are focused on making a positive contribution to the people and the province of New Brunswick.

We maintain and operate our generating stations, transmission and distribution systems so we can reliably meet our customers' electricity demands.

We are also growing our capabilities to deliver new services and technologies, enabling New Brunswickers to meet their energy needs now and in the future.

1500+
employees at Safety Meet about positive communication

100+
summer students

59
apprentices

Employee Talent

We are proud of our talented workforce, including these employees who have been recognized for their achievements.



Chantal Daigle Verrier
was named New Brunswick's Regional Efficiency Champion with Efficiency Canada. At NB Power, she collaborates with municipalities, campuses and businesses to improve building energy efficiency.



Jennifer Lennox
at Point Lepreau Nuclear Generating Station was the first female appointed as Chief Nuclear Engineer for an operating utility in Canadian nuclear history.



Tom MacDermott,
Energy Efficiency Services, was presented the Outstanding Campaign Volunteer award for the United Way Saint John, Kings and Charlotte Community Campaign.


Power
ERVICES
IERGÉT

Diane Spencer,
Efficiency program lead for the residential sector, was awarded the 2020 Industry Supporter of the Year Award by the Canadian Home Builders' Association New Brunswick Chapter.



Brent Staeben,
Director, Smart Grid Atlantic, was awarded the Order of New Brunswick, in recognition for his community impact.

Management's Discussion and Analysis

Financial and operating performance factors
Identifies and explains the effect of factors contributing to variability in earnings.

Financial performance
Provides a summary of the year's key financial results.

Financial results
Explains the financial results for 2021/22 including a year-over-year variance analysis.

Regulatory balances
Explains the impact of the regulatory deferrals.

Capital resources
Identifies and explains changes to capital resources.

Capital management
Identifies and explains debt reduction objective and strategy.

Critical accounting policy changes
Describes changes in accounting policies and their impact on the consolidated financial statements.

Significant accounting estimates and judgments
Explains the estimates made and how they impact earnings.

Risk management
Describes how NB Power manages risk in order to create, preserve and realize value.

Financial and Operating Performance Factors

Variability in Earnings

NB Power operates in a complex and dynamic business environment with a variety of risks and uncertainties that could impact the achievement of its business objectives. This business environment leads to large components of the utility's earnings being uncontrollable, resulting in the potential for significant swings in year-to-year results. Although management cannot control these risks and uncertainties, every effort is made to influence and/or manage them through NB Power's Risk Management framework (see page 38 for more details). Additional details regarding the primary risks and uncertainties and the potential impact on earnings is found below.

Hydro-based generation

NB Power's hydro generating system is referred to as a run-of-the-river system where little or no water storage is available. This results in significant annual variability in hydro generation output as it is dependent on the amount and timing of rainfall. Hydro is NB Power's lowest-cost fuel for generating electricity. Annual hydro generation has ranged from 82 to 113 per cent of the planned output over the past 10 years. This variability affects the cost of generation. When hydro flows are below planned levels, other more expensive fuels must be used, increasing the cost of generation or purchased power costs. The magnitude of the replacement cost of energy is dependent upon available generation and market prices at the time. When hydro flows are higher than planned levels, hydro generation reduces the use of more expensive fuels and reduces the cost of generation.

85%

Hydro net generation (per cent of long-term average)


100
80
60
40
20
0
2021/22
2020/21

Hydro generation accounted for approximately 12 per cent of total supply requirements in 2021/22. Hydro generation is a zero-cost fuel therefore there is no hydro component included in fuel and purchased power costs. In 2021/22, hydro net generation was 85 per cent of the long-term average, compared to 95 per cent in the previous year, resulting in a $15 million increase in costs.

A five per cent change in the hydro flows from the long-term average will result in net earnings variability of approximately $7 to $8 million dollars.

Nuclear-based generation

NB Power has one nuclear generating station. Nuclear fuel (uranium) is NB Power's second lowest-cost fuel for generating electricity. Effective operation of Point Lepreau Nuclear Generating Station (PLNGS) is essential for NB Power's positive financial performance. When nuclear generation is below planned levels, other more expensive fuels are used, increasing the cost of generation or purchased power costs. Reliability risks are being addressed through the Station's excellence plan, which focuses on leadership, process, equipment, safety and operational excellence.

PLNGS supplied approximately 25 per cent of total supply requirements in 2021/22, which represented approximately three per cent or $33 million of total fuel and purchased power costs. PLNGS capacity factor was 87.7 per cent in 2021/22 compared to 70.8 per cent in 2020/21. This 17 per cent increase in capacity factor from the previous year was due to improved station performance and enhanced equipment reliability. The increased capacity led to higher nuclear supply costs of $3 million.

Depending on the time of year and market conditions, a two per cent change in PLNGS capacity factor will result in net earnings variability of approximately $5 to $8 million dollars.

87.7%

PLNGS net capacity factor (percentage)


100
80
60
40
20
0
2021/22
2020/21

Electricity purchases

NB Power purchases electricity when lower-cost energy is available and to meet its renewable portfolio standard requirements. Purchases primarily displace internal fossil fuel generation, depending on world fossil fuel prices. The market price of electricity changes hourly and is set primarily by the New England electricity market, regardless of the source of supply. NB Power enters forward purchase contracts for electricity purchases based on forecasted costs to mitigate some of the volatility of market price fluctuation. NB Power is still exposed to price fluctuations when purchase requirements change. Electricity purchases represented approximately 43 per cent of NB Power's total supply requirements in 2021/22, corresponding to 68 per cent or $678 million of total fuel and purchased power costs.

The average of the New England on-peak prices was $65.62 US/MWh compared to $33.72 US/MWh in 2020/21. NB Power experienced increased supply costs of $128 million in 2021/22 due to increased prices.

Generally, a $5 change in electricity prices will result in net earnings variability of approximately $9 to $13 million. However, in 2021/22, with higher-than-predicted sales volumes and increased volatility in electricity prices the net earnings variability was closer to $18 to $21 million.

Natural gas-based electricity

NB Power purchases natural gas-based electricity through an in-province power purchase agreement and is subject to contract price variability due to changes in the underlying cost of natural gas.

NB Power purchases natural gas for Bayside Generating Station and has secured a long-term, lower-cost gas supply from western Canada. NB Power has entered into forward purchase contracts for 80 to 100 per cent of the forecasted natural gas requirements for the Station.

Bayside Generating Station is subject to carbon tax, which increases the cost of electricity generated from natural gas. The tax is calculated based on the provincial prescribed tax rate for the year and the Station's total emissions. Both the rate and emissions fluctuate annually, contributing to price variability.

Electricity generated with natural gas represented approximately seven per cent of total supply in 2021/22 and approximately 12 per cent or $116 million of the total fuel and purchased power costs.

Natural gas prices ranged from $1.80 US/MMBtu to $62.50 US/MMBtu in 2021/22 compared to $0.69 US/MMBtu to $12.03 US/MMBtu in 2020/21. Natural gas prices were higher on average in 2021/22 and resulted in increased supply costs of $18 million compared to 2020/21.

A $1 change in natural gas prices will result in net earnings variability of approximately $7 to $8 million.

Coal/petcoke-based generation

NB Power purchases coal and petcoke through tendered contracts from several counterparties. These fuels are primarily used at Belledune Generating Station. Coal is purchased at indexed or firm fixed prices whereas a floating price component is typically built into petcoke contracts in which the purchase price is reflective of an index price at the time the petcoke is delivered.

Belledune Generating Station is also subject to carbon tax increasing the cost of electricity generated from coal and petcoke. Both the rate and emissions fluctuate annually, contributing to price variability.

Coal and petcoke-based generation represented approximately 11 per cent of total supply in 2021/22 and approximately eight per cent or $81 million of the fuel and purchased power costs.

The average coal market price was $160.59 US/ton compared to $55.53 US/ton in 2020/21. Despite average coal prices increasing over the previous year, NB Power's supply costs were $10 million lower than the average market price as a result of leveraging fixed prices contracts.

A $5 change in coal and petcoke prices will generally result in net earnings variability of approximately $4 to $5 million.

Heavy fuel oil-based generation

Coleson Cove Generating Station, a winter-peaking station, is fuelled primarily with heavy fuel oil. Heavy fuel oil is subject to market price fluctuations. To minimize short- to medium-term heavy fuel oil price exposure, NB Power typically enters into forward purchase contracts for its forecasted in-province and firm export heavy fuel oil requirements.

Coleson Cove Generating Station is also subject to carbon tax, which increases the cost heavy fuel oil. Both the rate and emissions fluctuate annually, contributing to price variability.

Heavy fuel oil generation represented approximately three per cent of total supply and approximately nine per cent or $93 million of fuel and purchased power costs in 2021/22.

Heavy fuel oil market prices ranged between $62 US/barrel to $128 US/barrel in 2021/22 compared to between $16 US/barrel to $51 US/barrel in 2020/21. Heavy fuel oil prices are volatile. NB Power manages this price risk through the use of forward purchase contracts. These contracts mitigated the increased market prices and as a result supply costs were $13 million lower than the previous year.

NB Power's generation diversity and favourable power purchase contracts mitigate the impact of volatility in heavy fuel oil market prices.

Energy from renewable sources

NB Power's commitment to environmental stewardship was demonstrated by exceeding its renewable portfolio standard of 40 per cent of in-province sales supplied by renewable sources. Renewable sources supplied 42 per cent of in-province sales in 2021/22 and 51 per cent of in-province sales in 2020/21. In order to meet the commitment, NB Power generates electricity from its hydro facilities and purchases electricity from hydro, wind, biomass, biogas, landfill gas and other renewables sources under power purchase agreements.

At times, renewable energy costs may exceed those of NB Power's thermal fleet and create a compliance cost to meeting the renewable portfolio standard. NB Power actively manages its economic dispatch decisions to minimize the cost to customers.

Exchange rates

NB Power is exposed to foreign exchange risk when purchases of fuel and purchased power in US dollars are not offset by revenue received in US dollars. NB Power typically enters into forward purchase contracts for US dollar requirements net of expected US dollar revenue.

The value of the Canadian dollar against the US dollar varied between $1.20 and $1.29. This is compared to $1.24 to $1.42 in 2020/21. This change in foreign exchange rates resulted in a $20 million decrease in the cost of fuel and purchased power compared to 2020/21.

A change of $0.05 in the foreign exchange rate will result in net earnings variability of approximately $5 to $15 million.

Nuclear investment funds

NB Power has established the decommissioning segregated fund, used nuclear fuel segregated fund and nuclear fuel waste trust fund in order to meet the *Nuclear Fuel Waste Act* requirements. The investments in these funds are exposed to financial market risk and impact NB Power's results as described on page 33 under Finance costs and investment income.

The Nuclear investment funds are guided by an investment policy and managed by Vestcor, a third-party financial management organization. The policy sets out the investment principles and guidelines including investment objectives and appropriate risk tolerance for the funds. The portfolio is managed using these overall investment objectives and risk tolerances. The investment policy goals are to reduce the volatility of future funding requirements, minimize the risk of potentially large future contributions and provide inflation protection given the long-term nature of the cash flow requirements. The portfolio mix will not necessarily achieve the investment return objectives of 5.15 per cent over the short term as it focuses on long-term results. The funds are invested in established funds including fixed income, Canadian, international and private equites, private and public real estate, and infrastructure as well as alternative investments. These are all subject to market risks and the value of the investments will vary from day to day depending on a number of market factors including economic conditions, global events, market news and the performance of the issuers of the securities in which the funds invest. Changes in foreign currency exchange rates will also affect the value of investments of non-Canadian dollar securities.

Due to the substantial value of the nuclear investment funds, currently valued at $881 million, NB Power's net earnings are sensitive to any volatility in these markets. In the last five years, the return on nuclear investment funds has fluctuated from a loss of $4 million to a gain of $95 million.

In 2021/22, lower investment returns resulted in a $49 million decrease in net earnings compared to 2020/21. Over the same period, the nuclear investments experienced a $46 million gain compared to a $95 million gain. This decrease in investment yields reflects a return to pre-pandemic levels, following two years of market volatility.

A one per cent change in investment yields will result in net earnings variability of approximately $27 to $28 million.

Weather conditions

NB Power's in-province customers have a high degree of electric heat penetration in their homes and as a result weather trends can result in unpredictable electricity requirements year over year and net earnings variability. The colder weather in 2021/22 decreased in-province revenue by $23 million compared to 2020/21.

Significant weather events can also have a material impact on other financial results. Costs associated with these events are one-time expenditures and are an uncontrollable expense.

In 2021/22, NB Power spent $1 million of operations, maintenance and administration (OM&A) on significant weather events compared to $4 million in 2020/21.

In recent years, NB Power has experienced four major weather events causing significant variability in earnings with each. These events ranged in cost from $8 to $30 million.

Financial Performance

Financial performance (in millions)	2021/22	2020/21
Net earnings (loss)	$80	$(4)
Sales of electricity	2,060	1,763
Operational expenses	1,915	1,680
Total net debt at end of year	4,938	4,929
Increase in net debt	9	9



$80
Net earnings
(in millions of dollars)
80
70
60
50
40
30
20
10
0
-10
2021/22
2020/21

Financial Performance Highlights

NB Power reported net earnings of $80 million for the year ended March 31, 2022. This was an $84 million increase in earnings from the 2020/21 net loss of $4 million.

In 2021/22, NB Power was able to return to pre-pandemic field operations. The COVID-19 response plan in 2020/21 resulted in increased costs and reduced revenues by moving to essential operations and implementing customer support plans.

Increased sales of electricity resulted from higher sales to out-of-province customers, in-province load and higher average regulator-approved customer rates. These increases led to total sales of electricity of $2,060 million, an increase of $297 million or 17 per cent.

Operational expenses were $1,915 million and 14 per cent higher than 2020/21. NB Power has been impacted during the year by unplanned generating station outages and commodity market volatility. These have contributed to higher operations, maintenance and administration and replacement energy costs.

Despite the improved net earnings in 2021/22, net debt increased by $9 million to $4,938 million as at March 31, 2022. Working capital requirements and increased capital spending impacted cash available to pay down debt.



$9
Increase in net debt
(in millions of dollars)
10
8
6
4
2
0
2021/22
2020/21

Financial Results

Revenue

Revenue overview (in millions)	2021/22		2020/21	
	$	%	$	%
Sales of electricity				
In-province	1,502	68	1,395	76
Out-of-province	558	26	368	20
Miscellaneous	138	6	71	4
Total revenue	**2,198**	**100**	**1,834**	**100**
Per cent increase (decrease) year over year		20		(5)

In-province sales of electricity

In–province sales of electricity represent the sale of electricity to all customer classes within New Brunswick.

Residential customers and indirect wholesale customers account for approximately 55 per cent of the total in-province electricity sales. The residential class is made up of mostly year-round domestic customers and also includes some non-domestic customers such as farms and churches. Due to a high penetration of electric space heating, changes in weather patterns can create volatility in residential loads. Weather and growth changes are partially offset by energy efficiency and demand side management programs.

General service customers account for about 21 per cent of total in-province electricity sales and includes commercial, institutional customers and streetlights. General service sales are also impacted by weather variations.

Industrial customers account for about 24 per cent of total in-province electricity sales and are divided into two groups: industrial transmission sales to those served at transmission voltages of 69 kV and above and industrial distribution sales to those served at distribution voltages of 25 kV or less. Industrial customers are spread out over many industries, with the majority serving the pulp and paper industry. Changes in industrial loads are driven by general economic conditions.

In-province sales of electricity (in millions)	2021/22		2020/21	
	$	%	$	%
Residential	701	47	669	48
Industrial	364	24	312	22
General service	294	19	276	20
Wholesale	116	8	112	8
Streetlights	27	2	26	2
Total	1,502	100	1,395	100
Per cent increase (decrease) year over year		8		(2)
GWh	13,274		12,713	

In-province sales of electricity totalled $1,502 million in 2021/22, representing a $107 million increase compared to 2020/21. The increase in sales is mainly the result of higher industrial prices and higher average regulator-approved customer rates effective March 2021. Electricity sales volumes to New Brunswick customers were 13,274 GWh, which were up 561 GWh from a year earlier due to colder weather and other load growth.

$1,502

Total in-province sales of electricity (in millions of dollars)



Per cent of total revenue by customer class

- Residential 47%
- Industrial 24%
- General service 19%
- Wholesale 8%
- Streetlights 2%

Out-of-province sales of electricity

Out-of-province sales of electricity represent the sales outside New Brunswick to other neighbouring Canadian provinces and the United States. These sales include long-term sales contracts as well as short-term sales in the US market and to other Canadian utilities. These sales are subject to

- availability of NB Power generation resources, based on in-province energy requirements and planned unit generator maintenance schedules
- availability of interconnection purchases
- market prices
- fuel prices
- foreign exchange rates
- availability of export sales contracts and competition for these contracts

Out-of-province sales of electricity (in millions)	2021/22	2020/21
Revenue	$558	$368
Per cent increase (decrease) year over year	52%	(14)%
GWh	6,175	4,576
Per cent increase (decrease) year over year	35%	(9)%

Out-of-province sales of electricity totalled $558 million in 2021/22, representing a $190 million or 52 per cent increase from 2020/21. Sales increased by 1,599 GWh or 35 per cent, mainly due to increased contracts to serve customer loads in the United States, as well as opportunity sales with customers in Canada and the United States.

$558

Out-of-province sales of electricity (in millions of dollars)


600
500
400
300
200
100
0
2021/22
2020/21

Miscellaneous revenue

Miscellaneous revenue is the revenue generated from sources other than electricity sales.

Miscellaneous revenue (in millions)	2021/22		2020/21	
	$	%	$	%
Net transmission revenue and expense	18	13	15	21
Water heater rentals	23	17	22	31
Other miscellaneous income	22	16	14	20
Customer-related revenue	17	12	16	22
Pole attachment fees	4	3	4	6
Sales of natural gas	54	39	-	-
Total	138	100	71	100
Per cent increase (decrease) year over year		94		(7)

Miscellaneous revenue totalled $138 million in 2021/22, representing a $67 million or 92 per cent increase compared to 2020/21. Bayside Generating Station experienced an unplanned outage and went offline in February 2022. NB Power was able to arbitrage natural gas and generated sales of $54 million. This mitigated the cost of replacement energy associated with the outage.

Operational Expenses

Operational expenses overview (in millions)	2021/22		2020/21	
	$	%	$	%
Fuel and purchased power	983	51	802	48
Operations, maintenance and administration	537	28	508	30
Depreciation and amortization	344	18	321	19
Taxes	51	3	49	3
Total	1,915	100	1,671	100
Per cent increase year over year		14		-



$1,915
Operational expenses by classification (in millions of dollars)
Per cent of total cost
Fuel and purchased power 51%
OM&A 28%
Depreciation and amortization 18%
Taxes 3%

Fuel and purchased power

NB Power optimizes a diverse portfolio of generation and external purchases to supply in-province and out-of-province customers. The cost of generation and the cost of purchases can significantly vary year over year. NB Power's generation facilities are fuelled with the following types of fuel

- nuclear fuel (uranium)
- coal
- natural gas
- petcoke
- heavy fuel oil
- hydro

As well, NB Power purchases electricity from independent power producers by way of power purchase agreements. These agreements include purchases from

- hydro generation
- wind generation
- other renewable generation
- natural gas generation

NB Power's mix of internal generation and purchases of electricity are balanced such that the requirements of the Renewable Portfolio Standard are met. The Standard requires that NB Power supply, at a minimum, 40 per cent of its in-province electricity sales from renewable energy.

Fuel and purchased power (in millions)	2021/22		2020/21	
	$	%	$	%
Hydro	-	-	-	-
Nuclear	33	3	25	3
Thermal	237	24	177	22
Purchases	713	73	600	75
Total	**983**	**100**	**802**	**100**
Per cent increase year over year		23		3

The cost of fuel and purchased power was $983 million in 2021/22, a $181 million increase over 2020/21.

NB Power's net generation and purchased power in 2021/22 was 20,372 GWh, a 2,158 GWh or 12 per cent increase from 2020/21. There were several factors that led to the increased electricity requirements in 2021/22, including growth in both the export and in-province markets and colder weather. The increase in load requirements increased fuel and purchased power costs by $123 million.

Higher average supply prices increased fuel and purchased power costs by $126 million. Electricity prices were the primary driver of the increased cost. NB Power mitigates some of the price volatility by entering forward purchase contracts for electricity purchases. However, NB Power is still exposed to price fluctuations when purchase requirements change. The average of the New England on-peak prices was $65.62 US/MWh compared to $33.72 US/MWh in 2020/21.

$983

Fuel and purchased power
(in millions of dollars)



Per cent of total cost

Hydro	0%
Nuclear	3%
Thermal	24%
Purchases	73%

The availability of generating stations, market conditions and fuel prices have a significant impact on the generation supply mix utilized at any given time. NB Power strives to optimize the diversity of its portfolio to minimize the impact of these changes by balancing internal generation with external power purchases. This generation portfolio optimization resulted in a $68 million decrease in fuel and purchase power costs. PLNGS's improved performance and system reliability over the previous year contributed $36 million to this decrease. While net hydro generation decreased year over year at 85 per cent of the long-term average, resulting in a $15 million increase in fuel and purchased power costs.

Bayside Generating Station experienced an unplanned outage and went offline in February 2022 due to equipment failure. While the cost of natural gas for the Station is included in fuel and purchased power costs, the arbitrage of natural gas resulted in sales of $54 million. This mitigated the cost of replacement energy associated with the outage.

20,372 GWh

GWh production



Per cent of total GWh production

Hydro	12%
Nuclear	25%
Thermal	17%
Purchases	46%

Operations, maintenance and administration

Operations, Maintenance & Administration expenses are those costs related to the operation, maintenance and administration of NB Power's 14 generating facilities, the distribution and transmission infrastructure, which includes over 21,500 km of distribution lines and 6,800 km of transmission lines, as well as corporate services. OM&A also includes activities that support reducing and shifting demand through investments in technology, educating customers and promoting efficiencies, and offering new products and services.

Continuous improvement is an integral part of NB Power's corporate excellence goals. NB Power is committed to creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. This work also includes regional cooperation efforts with other utilities aimed at realizing savings through the sharing of best practices. Employees from all corners of the company continue to deliver value to customers through improved work processes and financial savings. In 2021/22, NB Power realized cash savings and other benefits such as avoided costs and increased productivity.

See Note 22 of NB Power's Consolidated Financial Statements for OM&A by category.

Operations, maintenance and administration (in millions)	2021/22	2020/21
Operations, maintenance and administration expenses	$537	$508
Per cent increase (decrease) year over year	6%	(4)%

OM&A costs were $537 million in 2021/22, a $29 million or six per cent increase compared to 2020/21.

The increase in OM&A expenses in 2021/22 was largely the result of increased maintenance activities at PLNGS, a return to pre-pandemic field operations and the unplanned outage at Bayside Generating Station. These additional costs were partially offset by lower storm costs.

$537

Operations, maintenance and administration expenses (in millions of dollars)



600
500
400
300
200
100
0
2021/22
2020/21

Depreciation and amortization

Depreciation and amortization expense is primarily driven by NB Power's capital investment in its generating, transmission and distribution systems. Depreciation of property, plant and equipment is based on a straight-line method of depreciation over the estimated useful service lives of the assets. Useful lives are reviewed annually, external studies are performed every five years and rates are updated as required (the most recent external study was performed in 2019/20).

Since the adoption of IFRS on April 1, 2014, NB Power has been capitalizing planned major maintenance outages. These outages are cyclical work that is required for safe operation of the generating stations. The useful life of the planned maintenance outage is based on the frequency of the outage.

Depreciation and amortization (in millions)	2021/22	2020/21
Depreciation and amortization	$344	$321
Per cent increase year over year	7%	1%

Depreciation and amortization costs were $344 million in 2021/22, a $23 million or seven per cent increase compared to 2020/21. Depreciation continues to increase year over year as major maintenance outages are capitalized and depreciated. The related components have estimated service lives of two to eight years, resulting in higher depreciation. In 2021/22 the increase in depreciation and amortization was mainly due to the planned major maintenance outages as well as the loss on disposal of the damaged turbine asset at Bayside Generating Station.

$344

Depreciation and amortization (in millions of dollars)



350
300
250
200
150
100
50
0
2021/22
2020/21

Taxes

Taxes expense is comprised of property, utility and right-of-way taxes. Property tax is assessed by the Province of New Brunswick and based on assessed values of NB Power's properties. Utility tax expense is driven by NB Power's capital investment in the transmission and distribution systems and is based on the carrying amount of NB Power's transmission and distribution assets.

Taxes (in millions)	2021/22	2020/21
Taxes	$51	$49
Per cent increase year over year	4%	4%

Taxes were $51 million in 2021/22, a $2 million or four per cent increase compared to 2020/21. Taxes increased year over year primarily due to an increase in property taxes, as well as an increase in the utility tax base, which increases as the carrying amount of property, plant and equipment increases.

Finance costs and investment income

Finance costs and investment income also include mark-to-market of investments. This net cost has the potential for significant variability due to changes in market values, discount rates and interest rates.

See Note 25 of NB Power's Consolidated Financial Statements for the finance costs by category.

Finance costs and investment income (in millions)	2021/22		2020/21	
	$	%	$	%
Finance costs	248	131	235	163
Sinking funds and other investment income	(13)	(7)	4	3
Mark-to-market of fair value through profit or loss investments	(46)	(24)	(95)	(66)
Total	189	100	144	100
Per cent increase (decrease) year over year		31		(44)

$189

Finance costs and investment income (in millions of dollars)


200
150
100
50
0
2021/22
2020/21

Finance costs and investment income was $189 million in 2021/22, a $45 million or 31 per cent increase from 2020/21. The increase in finance costs was primarily attributed to foreign exchange changes on US dollar long-term debt, which was fully offset by foreign exchange changes on the sinking fund investments. Unrealized gains on investments were $46 million, a decrease of $49 million or 52 per cent from 2020/21. The investment market values are subject to market conditions, which were volatile during 2021/22.

Regulatory Balances

Regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB-approved rates. Regulatory credit balances represent amounts billed to the customer at EUB-approved rates in excess of costs incurred by NB Power.

NB Power has the following regulatory balances

Regulatory balances (in millions)	2021/22		2020/21	
	$	%	$	%
PLNGS	661	84	744	87
Petroleos De Venezuela S.A.	118	15	107	12
Allowance for Funds Used During Construction	8	1	7	1
Total	787	100	858	100
Per cent decrease year over year		(8)		(2)

Regulatory Balance - Point Lepreau Nuclear Generating Station Refurbishment

A legislated regulatory balance[1] was created for the replacement energy and OM&A costs incurred during the refurbishment period of PLNGS (March 28, 2008 through November 23, 2012). The refurbishment of PLNGS enables electricity to be provided to future generations of customers. The deferral and amortization of these costs over the life of the Station allows the costs to be matched with the customers that will benefit from the use of the asset. The regulatory balance consists of the period costs of the nuclear division, net of any revenue, and the additional costs to supply energy during the period of refurbishment. These amounts are to be recovered over the operating life of the refurbished PLNGS and are to be reflected in the charges, rates and tolls charged to customers.

During 2021/22, $26 million in changes to regulatory balances were charged to earnings.

[1] *Section 139 of the Electricity Act provides for the establishment of this regulatory deferral related to the refurbishment of Point Lepreau Nuclear Generating Station.*

Regulatory Balance – Lawsuit Settlement with Petroleos De Venezuela S.A.

A regulatory balance was created for the purpose of returning the benefit of the lawsuit settlement with Petroleos De Venezuela S.A. (PDVSA) to customers in a levellized manner. The levellized benefit is being paid to customers over 17 years, with two years remaining as of March 31, 2022. NB Power is recovering the depreciation and interest savings over the life of the Coleson Cove Generating Station.

During 2021/22, $11 million in changes to regulatory balances were recognized in earnings. This was comprised of $22 million of a levellized benefit to customers, $5 million of interest charges partially offset by $16 million in amortization and interest savings resulting from the lawsuit settlement.

Regulatory Balance – Allowance for Funds Used During Construction

As at March 31, 2022, NB Power has a regulatory balance related to Allowance for Funds Used During Construction (AFUDC) for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the regulator to be capitalized into the rate base. It is calculated monthly on capital construction projects and added to the regulatory balance. AFUDC is based on NB Power's weighted average cost of capital and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

During 2021/22, $1 million in changes to regulatory balances was recognized in earnings.

Capital Resources

NB Power raises its capital through operating activities and through short- and long-term borrowings. NB Power borrows from the Province of New Brunswick in order to take advantage of the Province of New Brunswick's credit rating. NB Power pays an annual debt portfolio fee and interest on short- and long-term debt to the Province of New Brunswick. Interest rates on short-term debt ranged from a low of (0.15) per cent to a high of 0.87 per cent during the year. Interest rates on long-term debt ranged from a low of 1.55 per cent to a high of 8.75 per cent. NB Power's ability to pay down debt, its financing activities, is impacted by operating and investing activities.

Capital resource requirements for NB Power consist primarily of working capital needs, capital expenditures and debt servicing and repayment. NB Power's capital resources consist primarily of cash flow from operations, investments and proceeds from debt issuances. Cash from operations depends on several factors including commodity prices, regulatory decisions relating to electricity rates and the associated timing and recovery of costs incurred to service customers, foreign exchange rates and export opportunities.

Cash Flow Highlights

Cash flow highlights (in millions)	2021/22	2020/21	Change
Cash provided by operating activities	$321	$291	$30
Cash used in investing activities	(337)	(319)	(18)
Cash provided by financing activities	65	28	37
Increase in cash	$49	$-	$49

Operating activities

Cash provided by operating activities is the cash generated by NB Power's core business activities. These activities include the sale of electricity and miscellaneous revenue less the cost to generate revenue.

Cash provided by operating activities was $321 million in 2021/22, a $30 million or 10 per cent increase from 2020/21. Higher in- and out-of-province electricity sales as well as new sales of natural gas contributed to the increase. Working capital requirements were $121 million higher than the previous year. This was due to higher accounts receivables and fuel inventory resulting from NB Power's purchase of additional quantities of heavy fuel oil to meet supply requirements for winter 2022/23.

Investing activities

Cash used in investing activities are those cash flows generated or used in the purchase or sale of long-term assets and investments. Utilities are a capital-intensive industry. NB Power continues to invest in its system to ensure high system reliability. NB Power also invests in new technologies in order to ensure the most reliable and efficient electricity grid.

Cash used in investing activities was $337 million in 2021/22, an $18 million or six per cent increase from 2020/21. This increase is largely the result of higher regular and outage-related expenditures on property, plant and equipment including investments in the Mactaquac Life Achievement project, Advanced Metering Infrastructure, customer demand work and generating station maintenance outages.

$337

Investing activities
(in millions of dollars)


350
300
250
200
150
100
50
0
2021/22
2020/21

Financing activities

Financing activities are the transactions with external parties such as shareholders and creditors and include activities such as changes in debt and sinking fund installments and redemptions. NB Power undertakes these activities to raise capital (short- and long-term borrowings) to fund operations or capital investments.

Financing activities (in millions)	2021/22	2020/21	Change
Proceeds from long-term debt	$298	$303	$(5)
Debt retirements	(400)	(367)	(33)
Increase (decrease) in short-term indebtedness	251	(83)	334
Sinking fund installments	(121)	(49)	(72)
Sinking fund redemptions	44	230	(186)
Repayment of lease liabilities	(7)	(6)	(1)
Cash provided by financing activities	**$65**	**$28**	**$37**

Cash provided by financing activities was $65 million in 2021/22, a $37 million increase from 2020/21, and is largely attributable to proceeds from short-term debt issued in the current year to fund new capital requirements, partially offset by changes in the sinking fund.

Capital Management

NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*. NB Power is committed to making steady progress toward this goal while also maintaining NB Power's commitment to competitive rate increases. Debt reduction is necessary so that NB Power has the flexibility to respond to changing markets and technologies and to better prepare for future investment requirements. NB Power remains committed to meeting the legislative target by 2027 as per its mandate.

Capital management (in millions)	2021/22	2020/21
Long-term debt	$4,406	$4,334
Current portion of long-term debt	225	400
Short-term indebtedness	859	608
Sinking fund receivable	(500)	(410)
Cash	(52)	(3)
Total net debt	**$4,938**	**$4,929**
Retained earnings	$545	$465
Accumulated other comprehensive income (AOCI)	171	(148)
Total capital	**$5,654**	**$5,246**
Percentage of net debt in capital structure	**87%**	**94%**

$4,938

Total net debt
(in millions of dollars)



5000
4000
3000
2000
1000
0
2021/22
2020/21

Despite the stronger financial performance and improved net earnings of $84 million, net debt increased by $9 million in 2021/22, consistent with 2020/21 results. Working capital requirements of $121 million higher than the previous year reduced NB Power's cash available to reduce debt.

NB Power holds $56 million in cash collateral from counterparties in order to mitigate risk, resulting from the large swings in market prices on derivative contracts. This was included in cash on March 31, 2022 and had a temporary positive impact on net debt.

Although net debt increased during the year, NB Power's percentage of net debt in capital structure decreased to 87 per cent compared to 94 per cent in 2020/21. This was the result of an increase in Accumulated other comprehensive income (AOCI) of $319 million and retained earnings of $80 million. The increase in AOCI was due to increases in the market value of derivative contracts as a result of commodity price volatility. These financial instruments will protect NB Power and customers from foreign exchange and commodity price volatility.

87%

Net debt
in capital structure
(percentage)



100
80
60
40
20
0
2021/22
2020/21

Critical Accounting Policy Changes

Future Changes

Please refer to Note 2(e) of the Consolidated Financial Statements for a listing of new standards to be implemented.

Significant Accounting Estimates and Judgments

Please refer to Note 2(b) and 2(c) of the Consolidated Financial Statements for a listing of NB Power's significant accounting estimates and judgments.

Risk Management

NB Power operates in a complex and changing business environment and faces a number of risks in the fulfillment of its mission and mandate. These include a number of market-driven financial risks, such as energy and commodity prices, as well as operational risks, including safety and environment, and strategic risks that pose major challenges to its business. These risks can influence cash flow, earnings and the ability to provide value to stakeholders.

Effective risk management is a necessary and integral part of good business practices. NB Power manages its risks through business-wide systematic, proactive and integrated processes to identify, understand, manage and communicate risks that may impact NB Power's ability to achieve its strategic objectives.

Enterprise Risk Management

Risks are managed through NB Power's enterprise risk management program. Corporate strategy and goals serve as the foundation of all management activities and as part of the planning process, the Board sets the overall risk appetite and tolerances for the Corporation. The enterprise risk management process employs a consistent methodology across the organization that results in a comprehensive view of risk that is regularly reported to management and the Board. This is supported by continuous, open conversations about risk that allow key individuals to have a shared understanding of internal and external factors that can negatively impact NB Power's objectives. Risks that could prevent achieving organizational goals are identified, evaluated and managed through periodic risk assessments and the implementation of response plans and process controls for high-priority risks.

By embedding risk management techniques in day-to-day operations, NB Power is better equipped to identify risks affecting its goals and to manage risks in ways that are consistent with the company's strategy.

Financial Risk Management

Market-driven financial risk is managed through NB Power's financial risk management policies, which are focused on those areas that most significantly impact profitability and cash flow. NB Power undertakes financial risk management activities where possible, including through the use of physical and financial instruments like forward purchase contracts to help improve the predictability of the underlying costs related to activities or sources of risk that include but are not limited to

- generation and purchasing of energy
- procurement of fuel and related transport
- foreign exchange and commodity price variability
- interest rate variability
- default on contractual obligations by counterparties
- undertaking of unauthorized financial risk
- inappropriate or invalid financial risk management models

Top Corporate Risks

NB Power evaluates its top corporate risks periodically and the risks do change over time. The following section explains the top six corporate risks.

Risk	Risk Appetite
Strategic	
Failure to meet earnings targets	Moderate
Climate change	Low to Modest
Regulatory requirements	Moderate
Distributed energy resources (DERs)	Modest
Innovation and digital transformation	Modest
Emerging markets	Moderate
Operational	
Employee engagement	Low to Modest
Cybersecurity	Low
PLNGS safe and reliable operation	Low
Supply chain	Moderate

Failure to meet earnings targets

NB Power has been given the mandate to achieve a debt-to-equity capital structure of 80/20 by 2027. To meet this objective, the Corporation must meet its earnings targets. NB Power's revenues are impacted by low load growth, changes in the customer mix, the timing and magnitude of approved rate increases, out-of-province sales opportunities and prices and the development of new revenue sources. Costs are impacted by factors including hydro flows, weather, price escalation, cost uncertainty, station reliability, new environmental and other regulations, customer expectations and investments required in new and existing assets and technologies. The COVID-19 pandemic has had, and will continue to have, a negative impact on earnings and cash flow, largely due to supply chain disruptions and price escalations. Financial results will also be impacted by the global energy crisis and global supply chain issues caused by geopolitical events.

NB Power operates in a capital-intensive industry and many of its costs are fixed. Nonetheless, NB Power has taken steps to reduce costs and improve the predictability of net earnings. NB Power has mitigated fuel cost increases by making investments in the reliability of PLNGS, signing a long-term energy supply agreement with Hydro Quebec and purchasing the gas-fired Bayside Generating Station and securing a long-term, lower-cost gas supply from western Canada. Regulatory variance accounts have been established effective April 1, 2022 through amendments to the *Electricity Act* that will protect net earnings from variances in revenues from the sale of electricity and supply costs. NB Power includes a storm contingency in its annual budgets to reduce variability in earnings due to extreme weather events. A culture of continuous improvement has been embedded in the organization, continuing to deliver value to customers through improved work processes and financial savings. A value management framework is being introduced to provide oversight to capital investments and other initiatives so that the proper balance is struck between investments in traditional assets versus new technologies.

Climate change

Climate change is driving the introduction of new and changing regulations regarding emissions pricing and the phase-out of coal-fired generation.

The New Brunswick Output-Based Pricing System (OBPS) was accepted by the federal government with an effective date of January 1, 2021. More recently the federal government announced proposed amendments to the federal OBPS regulations for the years 2023 to 2030. These amendments may impact the requirements of the provincial carbon pricing system for this period and discussions have been held with the provincial government to assess the impacts of any New Brunswick OBPS System changes. NB Power has taken measures to reduce its emissions by over 60 per cent since 2005, which lessens the burden ratepayers will face under the OBPS. NB Power has also taken steps to reduce carbon emissions by relying on cleaner in-province generation sources and energy purchases that reduce the need for coal and oil-fired generation.

NB Power is focused on a managed transition to increase its industry-leading emissions reductions and adopt a net-zero electric system by 2035 in accordance with the Clean Electricity Standard under the *Canadian Environmental Protection Act*. NB Power had been pursuing an equivalency agreement related to the coal-fired Belledune Generating Station, but in late 2021 the federal government affirmed its position that it will not permit coal to be used beyond 2030 at Belledune Generating Station. NB Power is exploring the potential to secure a clean replacement fuel for Belledune Generating Station while advancing the potential of small modular nuclear reactors (SMRs) and pursing the potential for new transmission infrastructure that could assist in the phase-out of coal for the region. Clean fuel alternatives such as biomass for Belledune Generating Station could offer a bridge between the phase-out of coal and the SMR and new transmission readiness.

Climate change is also resulting in an increase in the frequency and impact of extreme weather events. In recent years the utility and its customers have experienced a number of winter ice storms, spring flooding and even a post-tropical rainstorm, each of which has resulted in extended outages for customers and millions of dollars of damage to transmission and distribution infrastructure.

NB Power has taken a number of steps to reduce the impact of future weather events by

- storm-hardening distribution and transmission infrastructure where possible through the introduction of new design specifications
- widening rights-of-way as part of the vegetation management program and implementing a hazardous tree program to identify and remove mature trees that continue to represent a hazard
- implementing improvements in storm response activities
- undertaking a vulnerability assessment of assets and operations
- improving the visibility of assets by automating health and criticality indicators

NB Power is building on the considerable progress that has been made in these areas and has developed a Climate Change Adaptation plan that consolidates a number of existing plans and identifies high risk areas and mitigation strategies. The plan assesses system vulnerabilities and identifies ways to manage climate risks and opportunities, including cost-effective actions to modify infrastructure to improve resilience to key risks from climate change and extreme weather.

Regulatory requirements

The utility industry is being transformed by a number of forces including climate change, utility infrastructure modernization, advances in technology and changing customer expectations. Until recently, the regulatory framework in New Brunswick did not reflect NB Power's rapidly changing environment and was an impediment to achieving its objectives.

The *Electricity Act* was recently amended and now provides a framework that better aligns with current and future policy and mandate objectives. Enhancements included the establishment of regulatory variance accounts that will help ensure recovery of variances in revenues from the sale of electricity and in fuel and purchased power supply costs, the creation of a corporate structure that will provide for a separation of NB Power's regulated and non-regulated business activities, the ability to file multi-year rate applications and a revised approval process for the Mactaquac Capital Project.

The regulatory process allows customers and other stakeholders to seek information and ask questions of the utility during all of its proceedings before the regulator. It is an open and transparent process and NB Power welcomes the opportunity to educate all parties about the evolving nature of the business, its objectives and the challenges and risks it faces.

Distributed energy resources

The utility industry is facing significant disruption from the evolution of Distributed Energy Resources (DERs), which will change the role of the customer. The traditional electricity grid is moving toward a fully networked system in which automation, remote control and customer participation is expected. Customers will increasingly become involved in long-term decision making, customer-owned generation, energy management and the transition to a low-carbon economy. The introduction of DERs into New Brunswick's power system must be done in a controlled manner to avoid operational issues, maintain overall grid stability and ensure customer satisfaction. It is critical for NB Power to be ready and open to the changes by developing the technical capability and customer programs to allow more DERs to be incorporated into the electricity grid.

Further complicating the issue is low load growth, the need to maintain existing generating facilities and transmission infrastructure to the end of their economic lives, continually evolving technology and uncertainty around the timing, nature and magnitude of the expansion of DERs in the province.

NB Power is being proactive in its response to these changes by undertaking various initiatives to understand and adapt to the changing requirements. For example, NB Power has installed in customer locations over 2,700 water heater controllers that are providing information that is being used to predict the grid benefits based on the customers' behaviours.

Similarly, the Smart Grid Atlantic initiative is a demonstration and deployment project that will develop, deploy and pilot new DER solutions in three New Brunswick communities to build customer engagement and literacy around energy consumption and energy asset optimization. The initiative will advance utility and customer understanding of the new technologies, provide an opportunity to explore new rate designs, operational and market models and evolve national building and energy codes. Primary components include deployment and operation of

- two community-scale solar installations, one of which has battery storage
- four municipal/industrial buildings with varying DER configurations
- a 450-home pilot exploring load control, generation and storage
- a pilot test for time-of-day rates and a peer-to-peer energy trading model

Innovation and digital transformation

Technology is moving quickly and redefining the industry, changing customer roles and transforming business models. As with all utilities, NB Power is working to keep pace with innovations and transformation in order to continue to optimize existing business processes and create new business models that will provide opportunities for long-term value creation. The risk for utilities has increased over the past few years due to the industry's relatively slow adoption of digital trends.

NB Power has a record of first-of-its-kind innovation and has partnered with Siemens to undertake a multi-year program to deploy and integrate an array of technologies such as smart meters to modernize its grid. NB Power has also been collaborating with local and global industry players to develop technologies ranging from SMRs and electricity storage to systems that will provide real-time asset and operational information for transmission and distribution infrastructure to customer solutions such as large-scale electric vehicle charging infrastructure for commercial electric vehicles.

Establishing relationships with New Brunswick universities is an important aspect of NB Power's innovation strategy. NB Power and Emera are jointly sponsoring the Emera and NB Power Smart Grid Technology Research Centre at UNB. NB Power has partnered with Université de Moncton, the Atlantic Canada Opportunities Agency, Mitacs and the New Brunswick Innovation Foundation to create a new Centre for Artificial Intelligence, to be located at the university. NB Power is collaborating with the Department of Education on a Centre for Excellence in Energy. Partnering with academia enables NB Power to develop and test new technologies while at the same time providing opportunities to develop and retain much-needed skills in New Brunswick.

NB Power has also been executing a digitalization strategy by implementing new technologies to improve the customer experience, provide employees easier access to information and increase efficiency.

Emerging markets

Customers' expectations of their electric utility are evolving as they electrify their transportation needs, procure green energy sources and demand greater self-reliance and resiliency of their electricity supply. NB Power's culture, policies, rates and offerings must evolve and remain relevant to our customers in order to grow revenue and take advantage of opportunities to serve customers in new ways.

NB Power tracks developments in technology and movements in the industry to ensure our corporate positions and plans remain valid and are timed accordingly. Continually assessing the state of the market and the readiness of our organization will ensure NB Power is nimble and flexible to serve customers in these emerging markets.

Employee engagement

Engaged employees are more likely to perform tasks efficiently with better outcomes and are committed to achieving NB Power's objectives. An increase in employee disengagement puts the organization at risk of not meeting business plans, targets and long-term objectives.

NB Power's business is changing due to industry trends such as the expansion of distributed energy resources, changing customer expectations, environmental regulations and the increasing use of technology and automation. As NB Power transitions, the workforce will similarly evolve and NB Power must keep employees engaged at all stages of their career and as they learn skills to enable them to move into new roles.

NB Power's employee strategy focuses on fostering a culture of caring and respect, developing highly effective people-leaders, promoting continuous learning and continuous improvement and establishing a set of company values that will connect with employees and motivate the entire workforce to achieve NB Power's objectives.

Cybersecurity

Cybersecurity issues are a day-to-day struggle for businesses around the world and instances of hacked and breached data from corporate systems are increasingly common. NB Power relies on information and operational technologies to conduct its business and these systems need to be maintained and secured. The risk of attack for NB Power is increasing, as it is for other businesses, due to the increasing reliance on information communication technology and Russian-based activity. NB Power carries cyber insurance to mitigate the financial impact in the event a breach occurs.

NB Power has a dedicated and well-trained cybersecurity team that is focused on protecting NB Power's systems. Part of that work includes educating all employees about the risk of cyberattack through mandatory training and continuous testing. The Corporation's security perimeter is robust and continues to be strengthened through periodic reviews from third parties that are aimed at identifying gaps. NB Power also collaborates with industry and academia, which helps to inform the utility's approach to cybersecurity.

NB Power trains all staff in the safe and appropriate use of technology related to their roles. All NB Power employees are required to complete cybersecurity training on an annual basis and the Corporation routinely assesses training effectiveness and awareness through the use of continuous phishing testing.

Point Lepreau Nuclear Generating Station safe and reliable operations

The safe and reliable operation of PLNGS is critical to NB Power's financial performance. The operation of a nuclear facility is complex and has a significant amount of regulatory oversight on all aspects of the operation to ensure the necessary processes and behaviours are in place for the safe and reliable operation of the Station. NB Power aspires to be a world-class nuclear operator and welcomes interactions with regulators, professional organizations and peers. The Station was recognized in 2019 for its safety and reliability performance and operational excellence by the World Association of Nuclear Operators.

Station risks are addressed through the PLNGS excellence plan, which focuses on leadership, process, equipment, safety and operational excellence. The Station's robust asset health management program identifies equipment and systems in need of maintenance and schedules are in place for the replacement of aging equipment. A strategy for the identification and procurement of critical spare parts has been developed so that these items are stocked on-site to ensure the Station's capacity factor is not adversely affected by maintenance delays.

Training requirements for control room operators and other key operational staff are rigorous and it takes several years for an employee to become certified. Since NB Power operates a single nuclear facility, identifying, training and retaining key staff can be challenging. NB Power has established target staffing levels for each of these key positions and through its training programs selects individuals each year to begin the multi-year training. Individuals are supported and coached throughout their training but are removed from the program if they do not demonstrate the skills and behaviours required to operate the Station.

Supply chain

The COVID-19 pandemic, Ukraine-Russia war and other weather and geopolitical events are causing disruptions to global and local supply chains that are driving price increases, greater uncertainty around near-term delivery schedules, longer lead times and shortages of some materials and services. These changes are impacting costs and planned work schedules and without proper mitigation activities could have a material impact on NB Power.

Since the beginning of the COVID-19 pandemic NB Power has been proactively working with suppliers to ensure the continuing supply of materials and services, securing alternative suppliers where necessary, communicating with operations to assist with planning and mitigation activities, reviewing stock level strategies and pre-ordering where prudent. These mitigation activities have been successful in preventing any serious supply disruptions.

Consolidated Financial Statements

REPORT OF MANAGEMENT

The consolidated financial statements of New Brunswick Power Corporation (NB Power) are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards. The preparation of financial statements necessarily involves the use of estimates based on management's best judgment, particularly when transactions affecting the current period cannot be finalized with certainty until future periods. In management's opinion, the consolidated financial statements have been properly prepared within the framework of selected accounting policies summarized in the consolidated financial statements and incorporate, within reasonable limits of materiality, information available up to May 31, 2022. The financial information presented in the Management's Discussion & Analysis (MD&A) and elsewhere in this report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control which provide reasonable assurance that NB Power's assets are safeguarded and appropriately accounted for, that financial records are relevant, reliable and accurate, and that transactions are executed in accordance with management's authorization. This system includes corporate-wide policies and procedures, as well as the appropriate delegation of authority and segregation of responsibilities within the organization. An internal audit function independently evaluates the effectiveness of these controls on an ongoing basis and reports its findings to management and the Audit and Finance Committee of the Board of Directors.

The Board of Directors, through the Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit and Finance Committee consists entirely of outside Directors. At regular meetings, the Committee reviews audit, internal control and financial reporting matters with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities. The financial statements and the Independent Auditor's Report have been reviewed by the Audit and Finance Committee and have been approved by the Board of Directors. The internal and external auditors have full and open access to the Audit and Finance Committee with and without the presence of management.

The consolidated financial statements have been examined by KPMG LLP. The external auditor's responsibility is to express its opinion on whether the consolidated financial statements are fairly presented in accordance with International Financial Reporting Standards.

On behalf of management:

President and Chief Executive Officer
Keith Cronkhite
June 16, 2022

CFO & Senior Vice President, Corporate Services
Darren Murphy
June 16, 2022

KPMG LLP
Frederick Square, TD Tower
700-77 Westmorland Street
Fredericton NB E3B 6Z3
Canada
Tel (506) 452-8000
Fax (506) 450-0072

INDEPENDENT AUDITORS' REPORT

To the Honourable Brenda Murphy,
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Your Honour,

Opinion

We have audited the consolidated financial statements of New Brunswick Power Corporation (the Entity), which comprise:

- the consolidated statement of financial position as at March 31, 2022
- the consolidated statement of earnings for the year then ended
- the consolidated statement of comprehensive income for the year then ended
- the consolidated statement of equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- and notes to the financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Entity as at March 31, 2022, and its financial performance, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "***Auditors' Responsibilities for the Audit of the Financial Statements***" section of our auditors' report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Other Information

Management is responsible for the other information. Other information comprises:

- the information included in Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis as at the date of this auditors' report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors' report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are/is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

KPMG

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG LLP

Chartered Professional Accountants

Fredericton, Canada

June 17, 2022

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2022	2021
Assets			
Current			
Cash		**$ 52**	$ 3
Accounts receivable	5	**395**	272
Materials, supplies and fuel	6	**276**	222
Prepaid expenses		**22**	20
Derivative assets	27	**187**	5
Total current assets		**932**	522
Non-current assets			
Property, plant and equipment	7	**4,645**	4,741
Intangible assets	8	**59**	56
Nuclear decommissioning and used fuel management funds	9	**881**	843
Sinking fund receivable	10	**500**	410
Derivative assets	27	**130**	3
Other assets	11	**1**	1
Total non-current assets		**6,216**	6,054
Total assets		**7,148**	6,576
Regulatory balances	12	**787**	858
Total assets and regulatory balances		**$ 7,935**	$ 7,434

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2022	2021
Liabilities and equity			
Current liabilities			
Short-term indebtedness	13	**$ 859**	$ 608
Accounts payable and accrued liabilities		**376**	320
Accrued interest on short and long-term debt		**30**	33
Current portion of long-term debt	14	**225**	400
Current portion of lease liabilities	15	**5**	5
Derivative liabilities	27	**3**	19
Total current liabilities		**1,498**	1,385
Non-current liabilities			
Long-term debt	14	**4,406**	4,334
Lease liabilities	15	**33**	25
Decommissioning and used fuel management liability	17	**1,114**	1,161
Post-employment benefits	18	**108**	126
Provisions for other liabilities and charges	19	**57**	57
Derivative liabilities	27	**3**	29
Total non-current liabilities		**5,721**	5,732
Total liabilities		**7,219**	7,117
Shareholder's equity			
Accumulated other comprehensive (loss)		**171**	(148)
Retained earnings		**545**	465
Total equity		**716**	317
Total liabilities and equity		**$ 7,935**	$ 7,434

On behalf of New Brunswick Power Corporation:

Chairman

President and Chief Executive Officer

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2022	2021
Revenue			
Sales of electricity			
In-province	20	**$ 1,502**	$ 1,395
Out-of-province	20	**558**	368
Miscellaneous	21	**138**	71
		2,198	1,834
Expenses			
Fuel and purchased power		**983**	802
Operations, maintenance and administration	22	**537**	508
Depreciation and amortization	23	**344**	321
Taxes	24	**51**	49
		1,915	1,680
Operating earnings		**283**	154
Finance costs	25	**248**	235
Sinking funds and other investment income		**(13)**	4
Mark-to-market of fair value through profit and loss investments	27	**(46)**	(95)
Net earnings before changes in regulatory balances		**94**	10
Net changes in regulatory balances	12	**(14)**	(14)
Net earnings (loss)		**$ 80**	$ (4)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31		2022	2021
Net earnings (loss)		**$ 80**	$ (4)
Other comprehensive income			
Items that may be reclassified subsequently to earnings			
Net changes in unrealized gain (loss) on derivatives designated as cash flow hedges	27	**456**	(4)
Amortization of interest settlement		**2**	1
Reclassification to earnings of settled derivatives designated as cash flow hedges	27	**(154)**	44
		304	41
Items that will not be reclassified to earnings			
Net actuarial gain (loss) on post-employment benefits	18	**15**	(11)
Other comprehensive income		**319**	30
Total comprehensive income		**$ 399**	$ 26

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EQUITY

(Amounts are expressed in millions of Canadian dollars except where indicated)

	Accumulated other comprehensive income (AOCI)					
	Cash flow hedges (Note 27)	**Amortization of interest settlement**	**Post-employment benefits actuarial (losses) gains (Note 18)**	**AOCI**	**Retained earnings**	**Total equity**
Balance, April 1, 2020	$ (75)	$ (37)	$ (66)	$ (178)	$ 469	$ 291
Net (loss) for the year	-	-	-	-	(4)	(4)
Other comprehensive income (loss)	40	1	(11)	30	-	30
Balance, March 31, 2021	(35)	(36)	(77)	(148)	465	317
Net earnings for the year	-	-	-	-	80	80
Other comprehensive income	302	2	15	319	-	319
Balance, March 31, 2022	**$ 267**	**$ (34)**	**$ (62)**	**$ 171**	**$ 545**	**$ 716**

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the Year Ended March 31	Note	2022	2021
Operating activities			
Cash receipts from customers and counterparties		**$ 2,087**	$ 1,832
Cash paid to suppliers and employees		**(1,551)**	(1,310)
Customer contributions	19	**4**	3
Post-employment benefits	18	**(11)**	(6)
Interest paid		**(208)**	(228)
Cash provided by operating activities		**321**	291
Investing activities			
Expenditures on property, plant and equipment and intangibles, net of proceeds		**(334)**	(316)
Used fuel management and decommissioning fund withdrawals		**7**	6
Cash expenditures on decommissioning	17	**(10)**	(9)
Cash (used in) investing activities		**(337)**	(319)
Financing activities	26		
Proceeds from long-term debt issuances	14	**298**	303
Debt retirements	14	**(400)**	(367)
Increase (decrease) in short-term indebtedness	13	**251**	(83)
Sinking fund installments	10	**(121)**	(49)
Sinking fund redemptions	10	**44**	230
Repayment of lease liabilities	15	**(7)**	(6)
Cash provided by financing activities		**65**	28
Net cash inflow		**49**	-
Cash, beginning of year		**3**	3
Cash, end of year		**$ 52**	$ 3

The accompanying notes form part of the consolidated financial statements

1. DESCRIPTION OF BUSINESS

New Brunswick Power Corporation (NB Power) is a provincially owned Crown Corporation and was established in the Province of New Brunswick in 1920. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the *New Brunswick Electricity Act*. The *New Brunswick Electricity Act* gives the New Brunswick Energy and Utilities Board (EUB) the power to regulate NB Power to ensure customers receive safe, reliable energy services at fair rates and the Province, as shareholder, is afforded a reasonable opportunity to earn a fair return on investment. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, also a provincial Crown Corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

NB Power and NB Energy Marketing's head offices are located in Fredericton, New Brunswick.

As provincial Crown Corporations, NB Power and NB Energy Marketing are not subject to federal and provincial income taxes.

2. BASIS OF PREPARATION

NB Power's annual audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These consolidated financial statements have been prepared on the historical cost basis except for derivative instruments (Note 27) and the nuclear decommissioning and used fuel management funds (Note 9). These consolidated financial statements are presented in millions of Canadian dollars, which is the functional currency of NB Power. These consolidated financial statements were authorized for issue by the Board of Directors on June 16, 2022.

a. Assumptions and estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the

- application of accounting policies,
- reported amounts of assets and liabilities at the date of the financial statements,
- reported amounts of revenue and expenses during the reporting period, and
- disclosure of contingent assets and liabilities.

Actual results could differ from the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Any revisions to these estimates or assumptions are recognized in the period of the change and any future period as applicable.

2. BASIS OF PREPARATION (CONTINUED)

b. Estimates

The following lists the notes that refer to the significant estimates.

Note reference	Estimate
Note 3.b	Recognition, measurement and recovery of regulatory balances
Note 3.d	Estimation of useful life of property, plant and equipment
Note 3.g	Recognition and measurement of decommissioning and used fuel management liabilities
Note 3.h	Measurement of defined benefit obligations: key actuarial assumptions
Note 3.i	Recognition and measurement of provisions and contingencies
Note 3.j	Measurement of unbilled revenue
Note 3.n	Financial instruments: fair value measurement

c. Judgments

The following lists the notes where judgment is applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

Note reference	Judgment
Note 3.d	Property, plant and equipment: capitalization of costs
Note 3.l	Determination of the functional currency of the subsidiary
Note 3.m	Leases: whether an arrangement contains a lease and lease classification

d. New standards and interpretations not yet adopted

New standards, amendments to standards and interpretations not yet effective at March 31, 2022 and have not been applied in the preparation of the March 31, 2022 consolidated financial statements are summarized in the following table.

Standard	Effective date
IAS 37 Provisions, Contingent Liabilities and Contingent Assets	April 1, 2022
IAS 1 Presentation of Financial Statements	April 1, 2023
IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2	April 1, 2023
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	April 1, 2023

2. BASIS OF PREPARATION (CONTINUED)

d. New standards and interpretations not yet adopted (Continued)

The IASB issued amendments to IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. The amendments relate to the costs that should be included as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments clarify that the cost of fulfilling the contract comprises all costs that relate directly to the contract. Such costs include both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts existing at the date when the amendments are first applied.

The IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendments relate to the classification of liabilities as current or non-current. Specifically, the amendments clarify one of the criteria for classifying a liability as non-current is the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The IASB issued further amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2. The amendments help companies provide useful accounting policy disclosures. The key amendments include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other event or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

The IASB also issued amendments to IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors.* The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

NB Power does not expect these amendments to have a material impact on the financial statements.

e. Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

This describes the accounting policies used in preparing the consolidated financial statements. It contains the following sections.

Note reference	Name
Note 3.a	Basis of consolidation
Note 3.b	Rate regulation
Note 3.c	Materials, supplies and fuel inventory
Note 3.d	Property, plant and equipment
Note 3.e	Intangible assets
Note 3.f	Long-term debt
Note 3.g	Decommissioning liabilities
Note 3.h	Post-employment benefits
Note 3.i	Provisions
Note 3.j	Revenue
Note 3.k	Government grants
Note 3.l	Foreign exchange transactions
Note 3.m	Leases
Note 3.n	Financial Instruments
Note 3.o	Derivatives

a. Basis of consolidation

Subsidiary

NB Power's consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, New Brunswick Energy Marketing Corporation. All inter-company transactions and balances have been eliminated on consolidation.

b. Rate regulation

NB Power has adopted IFRS 14 as at March 31, 2016. Under IFRS 14, regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB approved rates. Regulatory credit balances represent amounts billed to the customer at EUB approved rates in excess of costs incurred by NB Power.

Regulatory debit balances are recognized if it is probable that future billings in an amount at least equal to the deferred costs will result from inclusion of that cost in allowable costs for rate-making purposes. The regulatory debit balances are assessed on an ongoing basis for recoverability and should management no longer consider it probable that an asset will be recovered, the deferred costs are charged to earnings in that period.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b. Rate regulation (Continued)

The following items have resulted in accounting treatments which differ from IFRS for entities operating in an unregulated environment and regulated entities that did not adopt IFRS 14

- allowance for funds used during construction (AFUDC),
- Point Lepreau Nuclear Generating Station (PLNGS) refurbishment, and
- lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA).

Regulatory balances that do not meet the definition of an asset or liability under any other standard are segregated on the consolidated statement of financial position as regulatory balances and on the consolidated statement of earnings as net changes in regulatory balances.

The measurement of regulatory balances is subject to certain estimates and assumptions.

c. Materials, supplies and fuel inventory

Inventories are recorded at the lower of cost or net realizable value. Inventories of materials, supplies, and fuel other than nuclear fuel are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method. The cost of inventory includes directly attributable costs of bringing the inventory to the location and condition necessary to be used.

Renewable energy credits are valued at the lower of average cost and net realizable value. Qualifying renewable energy projects receive renewable energy credits for the generation and delivery of renewable energy. These credits can be traded and are primarily sold under fixed contracts. Revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any credits generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment

Property, plant and equipment (PP&E) is recorded at cost. If significant parts of PP&E have different useful lives they are recorded as separate components of PP&E.

Cost of additions

The cost of additions to PP&E includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes expenditures that are directly attributable to the construction of the asset including

- contracted services,
- direct labour and material,
- borrowing costs on qualifying assets,
- estimated costs of decommissioning,
- estimated costs of the removal of used nuclear fuel,
- corporate overhead directly attributable to the constructed asset, and
- other expenses directly related to capital projects,

less

- revenue generated during commissioning, and
- government grants.

Major inspections and overhauls

NB Power incurs costs at its generating stations for major inspections and overhauls. These costs are capitalized if they are considered qualifying capital and occur in regular intervals of at least two years. They are capitalized as separate components and depreciated over the period to the next major inspection or overhaul. Day-to-day maintenance costs are expensed as incurred.

Right-of-use assets

The right-of-use assets represent the right to use the underlying asset. Right-of-use assets are measured at cost, which is based on the initial amount of the lease liability in addition to various adjustments. These adjustments include lease payments made at or before the commencement date, initial direct costs incurred, an estimate of costs to dismantle and remove the leased asset, restore the underlying asset, or the site on which it is located, less any lease incentives received. The right-of-use assets are subsequently depreciated over the earlier of the end of the useful life of the asset or the related lease term.

Borrowing costs on qualifying assets

Interest is capitalized if a project is six months or longer in duration. Borrowing costs are calculated monthly based on the weighted average cost of general borrowings.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Subsequent expenditures

NB Power assesses subsequent expenditures related to PP&E to determine if they are capital or operating in nature. Subsequent expenditures are capitalized if they increase the future economic benefits of the asset.

Depreciation

Depreciation is provided for all assets on a straight-line basis over the estimated useful life of each component of PP&E. Depreciation commences when the asset is available for use.

Estimated service lives

The estimated service lives of PP&E are reviewed annually and any changes are applied prospectively.
The following are the major categories of PP&E and estimated service lives.

Assets	Years
Nuclear generating station	4 - 57
Hydro generating stations	4 - 100
Thermal generating stations	2 - 64
Combustion turbine generating stations	10 - 40
Transmission system	14 - 70
Terminals and substations	15 - 62
Distribution system	10 - 53
Buildings and properties	20 - 54
Computer systems	6
Motor vehicles	8 - 21
Miscellaneous assets	15

Derecognition

A component of PP&E is derecognized when it is taken out of service or if there is no future economic benefit expected from its use. When a component is derecognized the cost and accumulated depreciation are written off with the gain or loss on disposal recognized as depreciation expense.

Impairment

NB Power evaluates its PP&E annually to assess indicators of potential impairment. If impairment is identified, an impairment loss will be recognized in earnings equal to the amount by which the carrying amount exceeds the recoverable amount.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. Intangible assets

Intangible assets are recorded at cost and amortized over their estimated useful lives.

Assets	Years
Nepisiguit Falls (statutory right)	50
Software	6
Other	6 - 20

f. Long-term debt

Long-term debt is recorded at amortized cost using the effective interest method. The estimated fair value of the long-term debt is disclosed in Note 27 using market values or estimates of market values based on debt with similar terms and maturities. The unamortized balance of the discounts and premiums are included in long-term debt and amortized over the term of the debt issue to which they pertain on an effective interest basis.

g. Decommissioning liabilities

Assets for which decommissioning liabilities are, or could be, recorded include

- Thermal generating stations and the Milltown hydro generating station,
- nuclear generating station,
- Used nuclear fuel,
- water heaters,
- Fundy Isles undersea transmission cables, and
- other hydro generating stations, transmission and distribution assets.

Thermal generating stations and the Milltown hydro generating station

NB Power has recorded provisions for the estimated future costs of decommissioning thermal generating stations and the Milltown hydro generating station.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the method and timing of dismantling the generating stations,
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the decommissioning technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Thermal generating stations and the Milltown hydro generating station (Continued)

Costs recognized as liabilities

The estimated present values of the costs of decommissioning the generating stations at the end of their useful lives have been recognized as a liability as at March 31, 2022. The liability accounts are charged for current expenditures incurred related to plant decommissioning.

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate, and
- classified as finance costs.

Nuclear generating station

NB Power has recorded provisions for the estimated future costs of decommissioning the nuclear generating station.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the method and timing of dismantling the nuclear generating station, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the decommissioning technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

Costs recognized as liabilities

The estimated present values of the following costs of decommissioning the nuclear generating station at the end of its useful life has been recognized as a liability as at March 31, 2022. The liability accounts are charged for current expenditures incurred related to nuclear plant decommissioning.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Nuclear generating station (Continued)

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision.
Accretion is calculated on the liabilities for nuclear plant decommissioning. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Used nuclear fuel
NB Power has recorded provisions for the estimated future costs of managing used nuclear fuel.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the cost of transporting nuclear material to permanent storage facilities, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the used nuclear fuel management technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

Calculation methodology

The Nuclear Waste Management Organization was established by the *Nuclear Fuel Waste Act*. The methodology used by NB Power to calculate the liability for used nuclear fuel management is consistent with the Nuclear Waste Management Organization's recommendations as approved by Natural Resources Canada.

Costs recognized as liabilities

The estimated present values of the following costs have been recognized as a liability as at March 31, 2022, the

- fixed-cost portion of used nuclear fuel management activities, which is required regardless of the volume of fuel consumed, and
- variable-cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2022, and

The liability for used nuclear fuel management is increased for the cost of disposing the nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense. The liability accounts are charged for current expenditures incurred related to used nuclear fuel management.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Used nuclear fuel (Continued)

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Water heaters

NB Power has recorded a provision for the estimated future costs of permanently removing rented water heaters from customers' homes.

Calculations of anticipated costs

The calculations are based on NB Power's history of water heater removal and include estimates for inflation. NB Power revises the estimates and assumptions annually.

Fundy Isles undersea transmission cables

NB Power has recorded a provision for the estimated future costs of decommissioning 17 kilometers for undersea cables serving the Fundy Isles.

Calculation of anticipated costs

The calculations of the anticipated future costs are based on engineering analysis that takes into account various assumptions regarding the method and timing of dismantling costs and include estimates for inflation.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Other hydro generating stations, transmission and distribution assets

Without additional capital improvements, the Mactaquac Generating Station is expected to reach the end of its service life in 2030. NB Power has proposed a capital project that will ensure the station can operate to its intended 100-year lifespan to 2068 with the possibility of even further life extension. This will involve a modified approach to maintenance and adjustments and replacement of equipment over time, therefore there is no established end of life and as a result no liability.

NB Power expects to use the majority of its other hydro generating stations, transmission and distribution assets for an indefinite period of time, and with either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. As a result, the present value of any obligation is immaterial. If, at some future date, it is determined that a particular asset will not meet this perpetuity assumption, it will be reviewed to determine whether an estimable decommissioning liability exists, at which time an obligation would be recorded.

NB Power will record a decommissioning liability if a constructive or legal obligation arises, for these hydro generating stations, transmission and distribution assets.

h. Post-employment benefits

NB Power’s post-employment programs include

- New Brunswick Public Service Pension Plan (NBPSPP),
- pension plan for NB Coal employees,
- retirement allowance program,
- early retirement program, and
- other long-term benefits.

NB Power employees are members of the NBPSPP.

The NBPSPP was established on January 1, 2014 for the employees of the Province of New Brunswick, its crown corporations and provincial agencies. Contributions are made by both participating employers and the employees and these are generally fixed; however, base benefits are not guaranteed. The NBPSPP is a multi-employer, shared risk plan. The plan assets and liabilities are not segregated in separate accounts for each member entity. Since it is not practicable or feasible to obtain all of the information required for a materially precise attribution of NB Power's portion of the obligation, NB Power uses defined contribution accounting to account for its portion of the NBPSPP.

The pension plan for NB Coal employees is a defined benefit pension plan for its former employees. There are no active members. NB Power makes special contributions annually to maintain the funding position.

The remaining plans are unfunded post-employment plans and are only funded in the year the expenditures are made. NB Power uses defined benefit accounting to account for these plans.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h. Post-employment benefits (Continued)

The post-employment benefit obligations are determined by actuarial valuations. The valuations use assumptions to determine the present value of the defined benefit obligations. The assumptions are

- determined at March 31,
- based on market interest rates of high-quality corporate bonds, that match the timing of the expected benefit payments, and
- management's best estimate on salary and wage projections to expected retirement dates.

Current service costs are charged to earnings as an operations, maintenance and administration (OM&A) expense. Interest expense is calculated by applying the same discount rate as used to measure the defined benefit obligation. Net interest is charged to finance costs. Actuarial gains and losses on the long-term disability plan are recognized in net earnings. The gains and losses on the remaining post-employment benefit programs are recognized in other comprehensive income. A curtailment occurs if there is a significant reduction in the benefits related to future service. A curtailment is recognized when the event giving rise to the change has occurred.

i. Provisions

A provision is recognized if NB Power has a present legal or constructive obligation as a result of a past event, it can be measured reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions that are long-term in nature are measured at their present value by discounting the expected future cash flows using NB Power’s credit adjusted risk-free rate.

Customer contributions are recorded in the consolidated financial statements in provisions for other liabilities and charges. The customer contributions, which represent NB Power's obligation to continue to provide the customers access to the supply of electricity, are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

j. Revenue

Performance obligation and revenue recognition policy

<u>In-province electricity sales</u>

In-province electricity sales are deemed to have a single performance obligation as they represent a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. These performance obligations are considered to be satisfied over time as electricity is transferred and used by the customer and measured using meters. Revenue recognition is based on the volume delivered to the customer and prices are based on a cost-of-service model which is reviewed and approved by the EUB. Customers have different billing dates and the month end date is not necessarily the billing date; therefore, a revenue accrual is recorded at the end of each month to account for the unbilled revenue. Sales that are deemed not collectible are not recorded as revenue.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j. Revenue (Continued)

Performance obligation and revenue recognition policy (Continued)

Out-of-province electricity sales

Out-of-province electricity sales are recognized on a daily basis as the energy is transferred and used by customers and are based on either market price at the time of sale or contract prices for long-term contracts.

Miscellaneous revenue

Sales of natural gas

Sales are recognized as the natural gas is delivered to the customer and are based on the market price at the time of the sale.

Customer contributions

Customer contributions are recorded in the consolidated financial statements in provisions for other liabilities and charges and are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

k. Government grants

Government grants are received to compensate for certain types of expenditures incurred. These grants are offset against expenses during the period in which the expense is recognized. Government grants related to PP&E are classified in PP&E and depreciated over the life of the related asset.

l. Foreign exchange transactions

NB Power’s functional currency is the Canadian dollar. Transactions in currencies other than the functional currency are translated based on the nature of the item.

- Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate prevailing at the statement of financial position date. Gains and losses on translation are recorded in earnings.
- For transactions qualifying for hedge accounting, the gains and losses from effective cash flow hedges are recognized in other comprehensive income.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

m. Leases

NB Power as a lessee

NB Power considers whether a contract is, or contains a lease, based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, NB Power records a right-of-use asset and lease liability.

The lease liability represents the obligation to make future lease payments. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. When the implicit interest rate is not readily determined, NB Power's incremental borrowing rate is used. In determining the lease term, renewal and termination options are taken into account if it is reasonably certain that they will be exercised. The lease liability is subsequently increased by interest costs and decreased by lease payments.

NB Power applies the following practical expedients permitted under IFRS 16

- elects to not recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and lease of low-value (less than $5 thousand USD). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings.

NB Power as a lessor

When acting as a lessor, NB Power classifies leases as either operating or finance leases. NB Power has determined all leases where NB Power is the lessor to be operating leases.

n. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable / accounts payable).

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued)

The classification of the financial instruments are outlined in the following table.

Financial instrument	Classification
Financial assets	
Cash	Amortized cost
Accounts receivable	Amortized cost
Sinking fund receivable	Amortized cost
Derivative assets	Fair value through profit or loss and fair value through OCI
Nuclear decommissioning and used fuel management funds	Fair value through profit or loss
Financial liabilities	
Short-term indebtedness	Other liabilities
Accounts payable and accrued liabilities	Other liabilities
Accrued interest	Other liabilities
Long-term debt	Other liabilities
Lease liabilities	Other liabilities
Derivative liabilities	Fair value through profit or loss and fair value through OCI

Amortized cost

Financial assets classified as amortized cost are measured at the amount recognized at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount, and any loss allowance. Changes in fair value are recognized in earnings when the asset is derecognized or reclassified.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued)

Fair value through profit or loss (FVTPL)

Financial assets and liabilities in this category are typically acquired principally for the purpose of selling in the short-term or are designated as such upon initial recognition. Financial instruments are designated as FVTPL if NB Power manages these investments and makes purchase and sale decisions based on their value according to NB Power's documented risk management of investment strategy. These assets and liabilities are measured at fair value at the statement of financial position date. Changes in fair value are included in net earnings.

Fair value through OCI (FVOCI)

Financial instruments classified as fair value through OCI are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of income.

Other liabilities

All NB Power's financial liabilities, except for derivative liabilities designated as fair value through profit or loss, are included in this category. They are recorded at amortized cost, using the effective interest method.

Effective interest method and transaction costs

NB Power uses the effective interest method to recognize interest income or expense on the above-noted financial instruments. The effective interest method discounts estimated future cash payments over an instrument's expected life, or a shorter period if appropriate, down to the net carrying amount at the statement of financial position date. The calculation includes earned or incurred

- transaction costs,
- fees,
- premiums, and
- discounts.

Transaction costs associated with fair value through profit or loss instruments are expensed as they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Derivatives

A derivative is a financial instrument or other contract with all three of the characteristics below

- value changes with underlying variable (for example, market index),
- little or no initial investment required, and
- settled at a future date.

Under derivative contracts, NB Power settles amounts based on the difference between an index-based monthly cumulative floating price and a fixed price. The resultant fixed price is reflected in net earnings.

Derivatives are recognized on the statement of financial position at their fair value. Changes in fair value are recognized in earnings unless the instrument meets the criteria for hedge accounting.

Cash flow hedges

NB Power uses derivatives to manage or "hedge" certain exposures. It does not use them for speculative or trading purposes. Certain derivative financial instruments held by NB Power are eligible for hedge accounting.

Documentation

To be eligible for hedge accounting, NB Power formally documents

- all relationships between hedging instruments and hedged items at their inception,
- its assessment of the effectiveness of the hedging relationship, and
- its hedging objectives and strategy underlying various hedge transactions.

This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific forecasted transactions.

Accounting for cash flow hedges

Derivatives eligible for hedge accounting are recognized on the consolidated statement of financial position at their fair value. The accounting for changes in fair value depends on their effectiveness as hedges. In broad terms, a derivative is an effective hedge of another item when changes in their fair value or cash flows closely offset each other. Due to the nature of some of the hedging relationships, the fair values or cash flows do not perfectly offset, which represents the ineffective portions.

The following table describes how the changes in a derivative's fair value are recognized.

This portion	is recognized in
effective	other comprehensive income, outside net earnings for the year
ineffective	net earnings

The amounts accumulated in other comprehensive income are reclassified to earnings in the same period during which the hedged forecasted cash transaction affects earnings.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Derivatives (Continued)

Discontinuing hedge accounting

If a forecasted transaction is no longer expected to occur, NB Power ceases hedge accounting at that point and any gains or losses previously accumulated in other comprehensive income are then recognized immediately in net earnings.

If a hedging instrument is sold or terminated before it matures, it ceases to be effective as a hedge, or designation is revoked, hedge accounting is discontinued prospectively. Gains or losses up to the date the hedge was discontinued remain in other comprehensive income and will be recognized in earnings in the period the forecasted cash transaction impacts earnings. Gains and losses after discontinuance of hedge accounting are recognized in earnings at that time.

4. RATE REGULATION

NB Power is a rate-regulated utility and as such must submit to the NB Energy and Utilities Board (EUB)

- at least once every three years, a general rate application for approval of the schedules of rates it proposes to charge for its services,
- at least once every three years, an application for approval of its Transmission revenue requirements and rates and for approval of any changes to the New Brunswick Open Access Transmission Tariff,
    - this revenue requirement is intended to collect sufficient revenue to cover NB Power's costs and to provide a return of 10 to 12 per cent on a deemed capital structure of 65 per cent debt and 35 per cent equity,
- at least once every three years, an Integrated Resource Plan for information purposes,
- at least once every three years, a strategic, financial and capital investment plan covering the next three fiscal years, and
- as required, an application for approval of capital projects of $50 million or more.

Regulatory balances

Regulatory balances may arise as a result of the rate-setting process.

All amounts recognized as regulatory balances are subject to legislation or regulatory approval. As such

- the regulatory authorities could alter the amounts recognized as a regulatory balance, at which time the change would be reflected in the financial statements, and
- certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

(Amounts are expressed in millions of Canadian dollars except where indicated)

5. ACCOUNTS RECEIVABLE

	Note	2022	2021
Trade receivables		$ 259	$ 193
Other receivables		26	1
Unbilled revenue		114	82
Expected credit loss allowance	28	(4)	(4)
		$ 395	$ 272

6. MATERIALS, SUPPLIES AND FUEL

	2022	2021
Materials and supplies	$ 42	$ 37
Nuclear fuel	57	57
Coal	15	23
Heavy fuel oil	114	46
Petroleum coke	9	23
Renewable energy credits	13	10
Other fuel	26	26
	$ 276	$ 222

During the year, inventories of $nil million (2021 - $nil million) were written down to net realizable value. Inventories recognized as an expense during the year amounted to $255 million (2021 - $157 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT

	Power generating stations	Transmission system	Terminals and substations	Distribution system	Other	Construction -in- progress	Total
Cost or deemed cost							
Balance, April 1, 2020	$ 4,301	$ 406	$ 477	$ 1,194	$ 266	$ 280	$ 6,924
Additions	-	-	-	-	14	301	315
Right-of-use additions	29	-	-	-	2	-	31
Decommissioning adjustments	25	22	-	-	-	-	47
Disposals	(117)	-	(2)	(15)	(5)	-	(139)
Right-of-use disposals	(4)	-	-	-	(1)	-	(5)
Transfers	140	29	21	52	21	(281)	(18)
Balance, March 31, 2021	4,374	457	496	1,231	297	300	7,155
Additions	**-**	**-**	**-**	**-**	**13**	**322**	**335**
Right-of-use additions	**1**	**-**	**-**	**-**	**12**	**-**	**13**
Decommissioning adjustments	**(91)**	**(2)**	**-**	**-**	**-**	**-**	**(93)**
Disposals	**(95)**	**-**	**-**	**(17)**	**(3)**	**-**	**(115)**
Right-of-use disposals	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Transfers	**69**	**29**	**23**	**61**	**17**	**(215)**	**(16)**
Balance, March 31, 2022	**4,258**	**484**	**519**	**1,275**	**334**	**407**	**7,277**
Accumulated depreciation							
Balance, April 1, 2020	1,448	46	74	599	78	-	2,245
Depreciation expense	231	10	15	34	14	-	304
Right-of-use depreciation expense	3	-	-	-	2	-	5
Disposals	(116)	-	(1)	(14)	(4)	-	(135)
Right-of-use disposals	(4)	-	-	-	(1)	-	(5)
Balance, March 31, 2021	1,562	56	88	619	89	-	2,414
Depreciation expense	**236**	**12**	**16**	**35**	**16**	**-**	**315**
Right-of-use depreciation expense	**4**	**-**	**-**	**-**	**2**	**-**	**6**
Disposals	**(83)**	**-**	**-**	**(16)**	**(2)**	**-**	**(101)**
Right-of-use disposals	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Balance, March 31, 2022	**1,719**	**68**	**104**	**638**	**103**	**-**	**2,632**
Carrying amount, right-of-use assets							
Balance, March 31, 2021	**29**	**-**	**-**	**-**	**4**	**-**	**33**
Balance, March 31, 2022	**26**	**-**	**-**	**-**	**14**	**-**	**40**
Carrying amount, total assets							
Balance, March 31, 2021	2,812	401	408	612	208	300	4,741
Balance, March 31, 2022	**$ 2,539**	**$ 416**	**$ 415**	**$ 637**	**$ 231**	**$ 407**	**$ 4,645**

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The amount of government grants classified as PP&E in 2022, was $5 million (2021 - $2 million). The contribution was received in support of the Smart Grid Atlantic Initiative. This grant is depreciated over the life of the associated asset.

The amount of interest capitalized to PP&E in 2022 is $9 million (2021 - $7 million) (Note 25) at the weighted average cost of borrowing of 3.71 per cent (2021 - 3.73 per cent).

8. INTANGIBLE ASSETS

	Nepisiguit Falls-statutory rights	Software	Other	Construction-in-progress	Total
Cost or deemed cost					
Balance, April 1, 2020	$ 19	$ 52	$ 4	$ 5	$ 80
Additions	-	-	-	9	9
Disposals	-	(8)	-	-	(8)
Transfers	-	7	-	2	9
Balance, March 31, 2021	19	51	4	16	90
Additions	**-**	**-**	**-**	**10**	**10**
Disposals	**-**	**-**	**(1)**	**-**	**(1)**
Transfers	**-**	**4**	**-**	**(2)**	**2**
Balance, March 31, 2022	**19**	**55**	**3**	**24**	**101**
Accumulated amortization					
Balance, April 1, 2020	3	28	-	-	31
Amortization expense	-	7	1	-	8
Disposals and retirements	-	(5)	-	-	(5)
Balance, March 31, 2021	3	30	1	-	34
Amortization expense	**1**	**7**	**1**	**-**	**9**
Disposals and retirements	**-**	**-**	**(1)**	**-**	**(1)**
Balance, March 31, 2022	**4**	**37**	**1**	**-**	**42**
Carrying amount					
Balance March 31, 2021	16	21	3	16	56
Balance March 31, 2022	**$ 15**	**$ 18**	**$ 2**	**$ 24**	**$ 59**

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS

This note describes the segregated funds established by NB Power as security for its nuclear decommissioning and used fuel management obligations. It contains information on the following

- fund requirements,
- NB Power's funds, and
- status of NB Power's funds.

Fund Requirements

The *Nuclear Fuel Waste Act* requires owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Canadian Nuclear Safety Commission (CNSC) requires NB Power to maintain certain segregated funds to meet license conditions for the Point Lepreau Nuclear Generating Station. The investments contained in these established funds will be used to meet the *Nuclear Fuel Waste Act* requirements.

NB Power's Funds

NB Power has established the following funds, each held in a custodial account.

Fund	Trustee	Purpose	Funding requirement	2021/22 contributions	2020/21 contributions
Decommissioning segregated fund and used nuclear fuel segregated fund	Provincial Minister of Finance	To meet the license conditions for the Point Lepreau Nuclear Generating Station set by the CNSC	Determined annually based on the current obligations and market value of the funds.	$ -	$ -
Nuclear Fuel Waste Trust fund	BNY Mellon	To meet the Nuclear Fuel Waste Act and to meet the CNSC requirements	The Nuclear Fuel Waste Act requires NB Power to deposit to the trust fund an amount based on the approved funding formula.	$ 5	$ 4

(Amounts are expressed in millions of Canadian dollars except where indicated)

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS (CONTINUED)

Fair value of NB Power's Funds

The fair value of the investments contained in the established funds is outlined in the table below.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2022	Total 2021
Fixed income	$ 161	$ 191	$ 352	$ 362
International equity	142	-	142	175
Alternative investments	91	-	91	89
Canadian equity	64	-	64	59
Private real estate	60	-	60	61
Public real estate	47	-	47	23
Public infrastructure	12	-	12	13
Private infrastructure	42	-	42	36
Private equity	71	-	71	25
Total investments contained in established funds	$ 690	$ 191	$ 881	$ 843

10. SINKING FUND RECEIVABLE

Pursuant to section 15 of the *Provincial Loans Act*, the Minister of Finance maintains a general sinking fund for the repayment of funded debt. NB Power pays the Province of New Brunswick one per cent of its outstanding debt annually; this will be returned to NB Power when the corresponding debt issues mature.

The following table shows the activity in the sinking fund.

	2022	2021
Sinking fund receivable, beginning of year	$ 410	$ 593
Sinking fund earnings	14	16
Foreign exchange (loss)	(1)	(18)
Installments	121	49
Redemptions	(44)	(230)
Sinking fund receivable, end of year	$ 500	$ 410

Refer to Note 27 Financial Instruments for fair value hierarchy information.

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. OTHER ASSETS

Funded defined benefit pension plan

The former Mine Reclamation Inc. employees are members of the Pension Plan for Employees of NB Coal Limited. NB Coal Limited ceased operations on December 31, 2009, with the Plan ceasing at the same date. The Plan has no active members. All members are retirees, survivors, or deferred pensioners. The pension assets and liabilities of this plan are measured as at March 31, 2022. The most recent actuarial valuation for funding purposes for the Pension Plan for Employees of NB Coal Limited was completed as at January 1, 2020. The valuation reported plan assets of approximately $1 million higher than the accrued benefit obligation of $5 million, as such, an asset is recognized as other assets on the consolidated statement of financial position.

12. REGULATORY BALANCES

NB Power has regulatory balances totaling $787 million at March 31, 2022 compared to $858 million at March 31, 2021.

The following tables disclose the activity of the regulatory balance accounts.

	Remaining recovery period (years)	Interest rate	Balance April 1, 2020	Balances arising during the year	Interest	Recovery	Balance March 31, 2021
PLNGS	19	4.56%	$ 769	$ -	$ 34	$ (59)	$ 744
PDVSA	20	4.56%	96	22	4	(15)	107
AFUDC	50	0%	7	-	-	-	7
			$ 872	$ 22	$ 38	$ (74)	$ 858

	Remaining recovery period (years)	Interest rate	Balance April 1, 2021	Balances arising during the year	Interest	Recovery	Balance March 31, 2022
PLNGS	18	4.41%	$ 744	$ -	$ 32	$ (115)	**$ 661**
PDVSA	19	4.41%	107	22	5	(16)	**118**
AFUDC	50	0%	7	1	-	-	**8**
			$ 858	$ 23	$ 37	$ (131)	**$ 787**

The following table details the net changes in regulatory balances recognized in the statement of earnings.

	2022	2021
Point Lepreau Nuclear Generating Station deferral	**$ (26)**	$ (25)
Lawsuit settlement with PDVSA	**11**	11
Allowance for funds used during construction	**1**	-
Net change in regulatory balances	**$ (14)**	$ (14)

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Point Lepreau Nuclear Generating Station refurbishment (PLNGS)

The regulatory balance related to PLNGS refurbishment, the EUB authorized a regulatory asset be established to capitalize period costs during the refurbishment period. These costs are recovered in rates over the remaining useful life of the refurbished station. This account accumulated the following costs over the refurbishment period (March 28, 2008 to November 23, 2012)

- the normal period costs (net of any revenue) incurred by PLNGS, and
- the costs of replacement power incurred during the refurbishment period,

less

- costs included in current rates.

The regulatory balance is being

- amortized over the refurbished station's operating life, and
- reflected in charges, rates and tolls to customers (section 139.4 of the *Electricity Act*).

Lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA)

This regulatory balance relates to the lawsuit settlement with PDVSA, and reflects the EUB's ruling as to how the settlement benefits would be passed on to customers.
In 2007/08 NB Power recognized a regulatory balance relating to a lawsuit settlement with PDVSA. The settlement's benefits are being

- amortized over the Coleson Cove Generating Station's remaining useful life (23 years at time of the settlement; 19 years as at March 31, 2022), and
- passed on to customers over 17 years (2 years as of March 31, 2022), as approved by the EUB, on a levelized basis.

The regulatory deferral is in a debit position because the settlement's net benefits are passed on to customers faster than they are recognized by NB Power.

Allowance for Funds Used During Construction (AFUDC)

As at March 31, 2022, NB Power has a regulatory balance related to AFUDC for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the EUB to be capitalized into rate base during the construction period. It is calculated monthly on capital construction projects in progress and added to the regulatory balance, with an offsetting amount recorded as a reduction of finance costs. AFUDC capitalized is based on NB Power's weighted average cost of capital as prescribed by the EUB and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

13. SHORT-TERM INDEBTEDNESS

NB Power borrows funds for temporary purposes from the Province of New Brunswick. The balance at March 31, 2022 is $859 million (2021 - $608 million) with maturities ranging from April 1, 2022 to May 12, 2022 and a weighted average interest rate of 0.71 per cent (2021 - 0.08 per cent).

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT

NB Power borrows funds from the Province of New Brunswick to finance long-term requirements. This note provides details around NB Power's long-term debt. It contains information on

- year-end long-term debt,
- terms,
- interest rates,
- debt portfolio management fee, and
- principal repayments.

A reconciliation between the opening and closing long-term debt balance is provided below.

Long-term debt	
Balance, April 1, 2020	$ 4,825
Debt retirements	(367)
Proceeds from long-term debt	303
Foreign exchange on long-term debt	(27)
Balance March 31, 2021	4,734
Debt retirement	**(400)**
Proceeds on long-term debt	**298**
Foreign exchange on long-term debt	**(1)**
	4,631
Less current portion	**(225)**
Balance March 31, 2022	**$ 4,406**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

The following table details the outstanding debt owing to the Province of New Brunswick.

Date of issue	Date of maturity	Effective interest rate (%)	Coupon rate (%)	Principal amount		Principal amount CAD$	Unamortized (discounts) premiums	Outstanding amount
October 1, 2013	May 1, 2022	8.86 %	8.75 %	$ 100	USD	$ 125	$ -	**$ 125**
October 1, 2013	December 15, 2029	6.47 %	6.29 %	50		50	(1)	**49**
October 1, 2013	March 31, 2024	4.67 %	4.67 %	100		100	-	**100**
October 1, 2013	September 26, 2035	4.77 %	4.65 %	360		360	3	**363**
October 1, 2013	March 26, 2037	4.74 %	4.55 %	100		100	(1)	**99**
October 1, 2013	March 26, 2037	4.98 %	4.55 %	25		25	(1)	**24**
October 1, 2013	September 26, 2039	4.86 %	4.80 %	160		160	(1)	**159**
October 1, 2013	September 26, 2034	5.49 %	5.00 %	150		150	(1)	**149**
October 1, 2013	March 19, 2034	7.02 %	5.15 %	50		50	-	**50**
October 1, 2013	September 26, 2039	5.46 %	4.80 %	100		100	-	**100**
October 1, 2013	June 3, 2041	4.87 %	4.80 %	200		200	(2)	**198**
October 1, 2013	June 3, 2055	3.48 %	3.55 %	150		150	2	**152**
October 1, 2013	June 3, 2065	3.56 %	3.55 %	200		200	(1)	**199**
June 14, 2015	June 3, 2024	2.32 %	3.65 %	50		50	1	**51**
December 17, 2015	August 14, 2045	3.78 %	3.80 %	250		250	8	**258**
May 4, 2016	May 4, 2022	1.93 %	1.55 %	100		100	-	**100**
August 14, 2016	August 14, 2048	3.16 %	3.10 %	200		200	(2)	**198**
June 16, 2017	August 14, 2027	2.42 %	2.35 %	100		100	-	**100**
November 26, 2017	August 14, 2048	3.21 %	3.10 %	200		200	(4)	**196**
March 20, 2018	August 14, 2027	3.03 %	2.35 %	120		120	(4)	**116**
April 30, 2018	August 14, 2028	3.21 %	3.10 %	100		100	(1)	**99**
June 30, 2018	August 14, 2048	3.33 %	3.10 %	250		250	(10)	**240**
December 13, 2018	December 13, 2023	2.70 %	2.70 %	200		200	-	**200**
January 18, 2019	June 3, 2065	3.38 %	3.55 %	60		60	2	**62**
May 7, 2019	August 14, 2050	3.11 %	3.05 %	300		300	(4)	**296**
May 29, 2019	June 3, 2065	3.01 %	3.55 %	150		150	20	**170**
October 2, 2019	June 3, 2065	2.53 %	3.55 %	100		100	27	**127**
December 6, 2019	June 3, 2065	2.71 %	2.71 %	50		50	-	**50**
April 15, 2020	August 14, 2050	2.95 %	3.05 %	150		150	3	**153**
June 3, 2020	October 16, 2057	2.34 %	2.34 %	150		150	-	**150**
November 24, 2021	August 14, 2052	2.94 %	2.90 %	300		300	(2)	**298**
Total						$ 4,600	$ 31	**$ 4,631**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

Debt portfolio management fee

NB Power pays an annual debt portfolio management fee to the Province of New Brunswick amounting to 0.65 per cent (2021 - 0.65 per cent) of the total long-term debt and short-term indebtedness, net of the balance held in sinking funds receivable (Note 10), measured as at the beginning of the fiscal year. The management fee is included as a component of finance costs and accounted for as interest expense, refer to Note 25.

Principal repayments

Long-term debt principal repayments are due as follows.

Year Ending	Principal Repayment
March 31, 2023	**$ 225**
March 31, 2024	**300**
March 31, 2025	**50**
March 31, 2026	**-**
March 31, 2027	**-**
Thereafter	**4,025**
Total	**$ 4,600**

15. LEASE LIABILITIES

Lease liabilities represent NB Power's obligation to make payments arising from a lease. Lease payments are represented as liabilities on a discounted basis. The table below is a reconciliation between the opening and closing lease liability.

Balance April 1, 2020	$ 5
Additions (new leases)	31
Lease payments	(6)
Balance March 31, 2021	30
Additions (new leases)	**13**
Interest expense	**2**
Lease payments	**(7)**
	38
Less: current portion of lease liabilities	**(5)**
Balance March 31, 2022	**$ 33**

The above lease liabilities include leases for generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

(Amounts are expressed in millions of Canadian dollars except where indicated)

15. LEASE LIABILITIES (CONTINUED)

During the year, no expenses or revenues were incurred in relation to variable lease payments, subleasing or sale and leaseback transactions.

During the year, there were no leases that met the investment property definition in IFRS 16. NB Power has included renewal options in calculating the liability for certain real estate leases.

The following table details the scheduled future minimum lease payments and the present value of lease liabilities.

	1 year	2-5 years	Greater than 5 years
Future minimum lease payments	$ 6	$ 18	$ 20
Present value of lease payments	$ 5	$ 15	$ 18

Lease payments not recognized as a liability

NB Power has elected to not recognize a lease liability for low-value assets or short-term leases (expected term of 12 months or less). Payments under these leases are expensed on a straight-line basis. During the year, short-term and low-value leases of $3 million, were recognized as an expense in the consolidated statement of earnings in operations, maintenance and administration expenses.

16. CAPITAL MANAGEMENT

NB Power raises its capital predominantly through short and long-term borrowings from the Province of New Brunswick in accordance with the *Provincial Loans Act*. This type of borrowing allows NB Power to take advantage of the Province of New Brunswick's credit rating. NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*.

The percentage of net debt in capital structure is outlined in the table below.

As at March 31	**2022**	**2021**
Long-term debt	**$ 4,631**	$ 4,734
Short-term indebtedness	**859**	608
Total debt	**5,490**	5,342
Sinking fund receivable	**(500)**	(410)
Cash	**(52)**	(3)
Total net debt	**4,938**	4,929
Retained earnings	**545**	465
Accumulated other comprehensive income (loss)	**171**	(148)
Total capital	**5,654**	5,246
Per cent net debt in capital structure	**87 %**	94 %

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY

This note provides details of NB Power's decommissioning liabilities. It contains information on

- nature of the liabilities,
- assumptions used for the liabilities, and
- liability balances at year-end dates.

Nature of the liability

The following table provides details on the decommissioning liabilities.

Liability	Nature	Funding details
Hydro and thermal generating station decommissioning	Cost of decommissioning the hydro and thermal generating stations after the end of their service lives	The liability is not funded
Nuclear generating station decommissioning	Cost of decommissioning the nuclear generating station after the end of its service life	See Note 9 for details on the funding of this liability
Used nuclear fuel management	Cost of interim and long-term management of used nuclear fuel bundles generated by the nuclear generating station	See Note 9 for details on the funding of this liability
Water heaters	Cost of the removal of water heaters from the customer's homes	The liability is not funded
Fundy Isles undersea transmission cables	Cost of decommissioning Fundy Isles undersea transmission cables after the end of their service lives. This includes both the spare cable and the in-service asset.	The liability is not funded

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Assumptions used for the liabilities

The following are the key assumptions on which the decommissioning liabilities are based.

	Hydro and thermal decommissioning	**Nuclear decommissioning**	**Used nuclear fuel management**	**Water heaters**	**Fundy Isles undersea transmission cables**
Amount of estimated cash flows to settle liability in					
- 2022 dollars	$186	$1,183	$841	$3	$30
- 2021 dollars	175	1,136	812	3	29
Reason for the increase or decrease to the liabilities	Changes to the liability resulting from changes in discount rates and decommissioning spending offset by escalation and changes in cost estimates	Changes to the liability resulting from changes in discount rates and decommissioning spending offset by escalation and changes in cost estimates	Changes to the liability resulting from changes in discount rates and decommissioning spending offset by escalation and changes in cost estimates	Changes to the liability resulting from a change in discount rates	Changes to the liability resulting from a change in discount rate offset by escalation
Cash expenditures required until the year	2049	2078	2188	2037	2060
Rate used to discount cash flows					
- 2022	2.60 - 4.06%	4.32%	4.84%	3.98%	3.78 - 3.80%
- 2021	0.84 - 3.52%	3.98%	4.41%	3.35%	2.88 - 3.42%
Escalation rate to determine decommissioning liabilities	2.0 - 3.44%	2.0%	1.99 - 3.38%	2.0 - 3.44%	2.0 - 3.44%

NB Power expects decommissioning of the Milltown Generating Station to begin in the summer of 2022 and reach completion by March 2023.

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Liabilities at year-end

The following is a continuity schedule for each of the decommissioning liabilities.

	2022	2021
Hydro and thermal generating station decommissioning liability		
Balance, beginning of year	**$ 138**	$ 153
Add: Change to discount rate and change in cost estimates	**(1)**	(17)
Add: Accretion on thermal decommissioning liability	**4**	5
Less: Expenditures	**(2)**	(3)
Balance, end of year	**139**	138
Nuclear generating station decommissioning liability		
Balance, beginning of year	**571**	518
Add: Change to discount rate and change in cost estimate	**(41)**	32
Add: Accretion on nuclear decommissioning liability	**23**	22
Less: Expenditures	**(2)**	(1)
Balance, end of year	**551**	571
Used fuel management liability		
Balance, beginning of year	**427**	398
Add: Change to discount rate and change in cost estimate	**(39)**	16
Add: Accretion on used fuel management liability	**19**	17
Less: Expenditures	**(6)**	(4)
Balance, end of year	**401**	427
Water heaters		
Balance, beginning of year	**3**	3
Add: Change to discount rate and change in cost estimate	**(1)**	-
Balance, end of year	**2**	3
Fundy Isles undersea transmission cables		
Balance, beginning of year	**22**	-
Add: Newly recognized decommissioning liability	**-**	22
Add: Change to discount rate and change in cost estimate	**(2)**	-
Add: Accretion expense	**1**	-
Balance, end of year	**21**	22
Total decommissioning and used fuel management liability	**$ 1,114**	$ 1,161

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS

Unfunded benefit plans

Unfunded post-employment benefit plans include an early retirement plan, retirement allowances, and other future employee benefits.

The table below summarizes these plans.

	2022	2021
Early retirement obligation	$ 67	$ 79
Retirement allowance obligation	15	19
Other future employee benefits obligation	29	32
	111	130
Current portion of early retirement obligation, recorded in accounts payable and accrued liabilities	(3)	(4)
Post-employment benefits	$ 108	$ 126

Assumptions	2022 %	2021 %
Discount rate, beginning of year	3.25	3.80
Discount rate, end of year	4.35	3.25
Long-term rate of compensation increases	2.50	2.50
Assumptions for benefit increases (percentage of Consumer Price Index)	2.00	2.00

a. Early retirement obligation

NB Power has an unfunded early retirement program. NB Power has had several programs in the past to incent employees to retire early. The early retirement program represents the obligation for those costs.

Accrued benefit obligation	2022	2021
Balance, beginning of year	$ 79	$ 74
Employee benefit expense	3	3
Benefits paid	(4)	(4)
Actuarial (gain) loss	(11)	6
Balance, end of year	$ 67	$ 79

Cost	2022	2021
Interest on early retirement obligation	$ 3	$ 3
Total benefit expense for the year	$ 3	$ 3

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

b. Retirement allowance obligation

NB Power has an unfunded retirement allowance program. The program provides a benefit of one week of salary per year of service up to a maximum of 26 weeks, when the employee retires. The latest actuarial calculation to estimate the liability was completed as at April 1, 2021.

NB Power has been phasing out the retirement allowance benefit over the last number of years. Employees will no longer accrue retirement allowance benefits and employees have been offered a payout of the accumulation of service. The majority of the payout is expected to be paid in 2023.

Accrued benefit obligation	2022	2021
Balance, beginning of year	$ 19	$ 17
Employee benefit expense	2	2
Benefits paid	(6)	(1)
Actuarial (gain) loss	-	1
Balance, end of year	$ 15	$ 19

Cost	2022	2021
Current service cost	$ 1	$ 1
Interest on retirement allowance obligation	1	1
Total benefit expense for the year	$ 2	$ 2

c. Other future employee benefits obligation

Other future employee benefits include future payments to long-term disability plan for employees and the pension plan for executives.

Accrued benefit obligation	2022	2021
Balance, beginning of year	$ 32	$ 26
Employee benefit expense	2	2
Benefits paid	(1)	(1)
Actuarial loss (gain) recognized in other comprehensive income	(4)	4
Actuarial loss recognized in earnings	-	1
Balance, end of year	$ 29	$ 32

Cost	2022	2021
Current service cost	$ 1	$ 1
Actuarial loss recognized during the year	-	1
Interest on other post-employment benefits	1	1
Total benefit expense for the year	$ 2	$ 3

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

Cumulative actuarial losses

The cumulative actuarial losses recorded in other comprehensive income for NB Power's defined benefit plans are summarized in the following table.

	2022	2021
Balance, beginning of year	**$ (77)**	$ (66)
Actuarial gains (losses) on accrued benefit obligation		
- experience adjustments	**15**	(11)
Balance, end of year	**$ (62)**	$ (77)

Multi-employer pension plan

NB Power employees are members of the New Brunswick Public Service Pension Plan (NBPSPP), a multi-employer shared risk pension plan, as described in Note 3.h. The most recent actuarial valuation was completed as at January 1, 2021, when the NBPSPP was 115 per cent funded (January 1, 2020 - 115 per cent). The valuation reported plan assets in excess of the accrued benefit obligation of $7,626 million by $1,137 million. The next valuation is as at January 1, 2022 which will be completed in September 2022.

NB Power accounts for this multi-employer plan as a defined contribution pension plan.

Costs

Under the NBPSPP, NB Power's obligations are limited to the contributions for current service. The total contributions of all participating employers and employees were approximately $267 million (January 1, 2020 - $262 million). NB Power's contributions are charged to earnings when due. The employee benefits expense for the NBPSPP plan recorded in OM&A expense is summarized in the following table.

	2022	2021
Current service cost	**$ 31**	$ 30

NB Power expects to contribute approximately $33 million in contributions in 2023.

(Amounts are expressed in millions of Canadian dollars except where indicated)

19. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

A reconciliation between the opening and closing provisions for other liabilities and charges is provided below.

	Environmental liability	Customer contributions obligation	Total
Provisions for other liabilities and charges			
Balance, April 1, 2020	$ 11	$ 46	$ 57
Provisions made during the year	-	3	3
Provisions used during the year	(1)	(2)	(3)
Balance, March 31, 2021	10	47	57
Provisions made during the year	**1**	**4**	**5**
Provisions used during the year	**-**	**(2)**	**(2)**
Change to discount rate and change in cost estimate	**(3)**	**-**	**(3)**
Balance, March 31, 2022	**$ 8**	**$ 49**	**$ 57**

Environmental liability

NB Power has a long-term plan to treat acidic water drainage from an inactive mine. NB Power has recognized an unfunded environmental liability equal to the net present value of the expected future costs using a discount rate of 3.98 per cent (2021 - 3.35 per cent).
The total undiscounted amount of the estimated cash flows required to settle the liability is $9 million (2021 - $13 million).

Customer contributions obligation

NB Power has received non-refundable customer contributions in aid of construction of physical assets to connect these customers to a utility network and provide future energy requirements. These contributions are recognized as deferred revenue and recognized in earnings as miscellaneous revenue as described in Note 3.j.

20. REVENUE

a. Revenue from contracts

	2022	2021
Sales of electricity	**$ 2,060**	$ 1,763
Miscellaneous contract revenue	**99**	37
Total contract revenue	**$ 2,159**	$ 1,800

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

b. Contract balances

The following table provides information about receivables, contracts assets and contract liabilities from contracts with customers.

	Note	2022	2021
Accounts receivable, included in trade or other receivables		**$ 261**	$ 193
Contract assets - unbilled revenue		**114**	82
Contract liabilities	**19**	**(49)**	(47)

The contract assets represent unbilled revenue and relate to the rights to consideration for electricity transferred and used by the customer but not billed at the reporting date.

During the period ended March 31, 2022, contract assets were impaired by $nil million (2021 - $nil). Refer to Note 28 for the calculation of the impairment charge on contract assets. The contract assets are transferred to accounts receivable when the rights become unconditional. This generally occurs when an invoice is issued to the customer.

The contract liabilities primarily relate to customer contributions that NB Power receives towards certain costs of construction. This liability is recognized in earnings, as miscellaneous revenue, on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. The amount of customer contributions recognized as revenue for the year ended March 31, 2022 is $2 million (2021 - $2 million).

The amount of revenue recognized in the year ended March 31, 2022 from performance obligations satisfied (or partially satisfied) in previous periods is $nil (2021 - $nil).

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

c. Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by revenue stream. The in-province stream is further disaggregated by customer type, the out-of-province stream by contract type and miscellaneous revenue by major product and service.

	2022	2021
Sales of electricity - In-Province		
Residential	$ 701	$ 669
Industrial	364	312
General Service	294	276
Wholesale	116	112
Streetlights	22	21
Unmetered	5	5
	1,502	1,395
Sales of electricity - Out-of-Province		
Canadian sales		
Long-term contracts	115	106
Short-term contracts	58	29
USA sales		
Long-term contracts	275	182
Short-term contracts	92	28
Short-term renewable energy credits	18	23
	558	368
Total sales of electricity	2,060	1,763
Miscellaneous		
Customer related revenue	17	16
Pole attachments	4	4
Transmission revenue	18	15
Sales of natural gas	54	-
Other contract revenue	6	2
	99	37
Total contract revenue	$ 2,159	$ 1,800

(Amounts are expressed in millions of Canadian dollars except where indicated)

21. MISCELLANEOUS REVENUE

	2022	2021
Net transmission revenue	**$ 18**	$ 15
Customer related revenue	**17**	16
Water heater rental	**23**	22
Pole attachment revenue	**4**	4
Sales of natural gas	**54**	-
Other miscellaneous income	**22**	14
	$ 138	$ 71

22. OPERATIONS, MAINTENANCE AND ADMINISTRATION

	2022	2021
Salaries and benefits	**$ 321**	$ 307
Hired services	**129**	121
Materials and supplies	**35**	37
Vehicles and equipment	**29**	24
Provision for losses	**2**	2
Other	**21**	17
	$ 537	$ 508

The following table summarizes the government grants received or receivable during the year. The grants have been offset against operations, maintenance and administration expense primarily in the other account.

	2022	2021
Efficiency programs to residents of New Brunswick	**$ 20**	$ 15
Electric vehicle and charger rebate program	**2**	-
Smart Grid Atlantic initiative	**3**	2
	$ 25	$ 17

(Amounts are expressed in millions of Canadian dollars except where indicated)

23. DEPRECIATION AND AMORTIZATION

	2022	2021
Property, plant and equipment	$ 315	$ 304
Right-of-use assets	6	5
Intangible assets	9	8
Loss on disposal of assets	14	4
	$ 344	$ 321

24. TAXES

	2022	2021
Property tax	$ 24	$ 24
Utility and right of way taxes	27	25
	$ 51	$ 49

25. FINANCE COSTS

	Note	2022	2021
Interest on long-term and short-term debt		$ 178	$ 182
Accretion	17	47	44
Debt portfolio management fee		32	32
Foreign exchange on long-term debt	14	(1)	(27)
Interest on post-employment benefits	18	5	5
Foreign exchange translation gains and losses		(4)	6
		257	242
Interest capitalized during construction	7	(9)	(7)
		$ 248	$ 235

(Amounts are expressed in millions of Canadian dollars except where indicated)

26. LOANS AND BORROWING

A reconciliation of movements of liabilities to cash flows arising from financing activities is provided below.

	Sinking funds	Long-term debt	Lease liability	Short-term debt	Total
Balance at April 1, 2020	$ (593)	$ 4,825	$ 5	$ 691	$ 4,928
Changes from financing cash flows					
Sinking fund installments	(49)	-	-	-	(49)
Sinking fund redemptions	230	-	-	-	230
Increase in short-term indebtedness	-	-	-	(83)	(83)
Proceeds on long-term debt	-	303	-	-	303
Debt retirements	-	(367)	-	-	(367)
Principal repayment of finance lease obligation	-	-	(6)	-	(6)
Total changes from financing cash flows	181	(64)	(6)	(83)	28
Other changes					
Sinking fund earnings	(16)	-	-	-	(16)
Foreign exchange (gains) losses	18	(27)	-	-	(9)
Asset additions	-	-	31	-	31
Total other changes	2	(27)	31	-	6
Balance at March 31, 2021	(410)	4,734	30	608	4,962
Changes from financing cash flows					
Sinking fund installments	(121)	-	-	-	(121)
Sinking fund redemptions	44	-	-	-	44
(Decrease) in short-term indebtedness	-	-	-	251	251
Proceeds on long-term debt	-	298	-	-	298
Debt retirements	-	(400)	-	-	(400)
Principal repayment of finance lease obligation	-	-	(7)	-	(7)
Total changes from financing cash flows	(77)	(102)	(7)	251	65
Other changes					
Sinking fund earnings	(14)	-	-	-	(14)
Foreign exchange (gains) losses	1	(1)	-	-	-
Asset additions	-	-	13	-	13
Interest expense	-	-	2	-	2
Total other changes	(13)	(1)	15	-	1
Balance at March 31, 2022	$ (500)	$ 4,631	$ 38	$ 859	$ 5,028

27. FINANCIAL INSTRUMENTS

A financial instrument (Note 3.n) is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable/accounts payable).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's fair value at a given date (including fair values of forward contracts used for hedging purposes, and other derivative positions) reflects, among other things, differences between the instrument's contractual terms and the terms currently available in the market.

The financial instruments carried at fair value are classified using a fair value hierarchy which has three levels.

Level 1: Fair value determination is based on inputs that are quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value is determined using inputs, other than quoted prices in level 1 that are observable for the financial asset or financial liability, either directly or indirectly. These inputs include quoted prices for similar financial instruments in active markets, quoted price for similar instruments that are not active, and inputs other than quoted prices that are observable for the instrument. These are inputs that are derived principally from, or corroborated by, observable market data.

Level 3: Fair value is determined based on valuation models using inputs that are not based on observable market data. Unobservable inputs reflect subjective assumptions that market participants may use in pricing the investments. The investments classified as level 3 include private real estate and private infrastructure investments. Real estate and infrastructure valuations are reported by the fund managers and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, capitalization rates, discounted future cash flows and market-based comparable data.

Refer to Note 28 Financial Instrument Risk Management, Market risk, for the sensitivity analysis.

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (Continued)

The following table is a summary of NB Power's outstanding financial instruments.

			March 31, 2022		March 31, 2021
	Level	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets					
Cash	1	**$ 52**	**$ 52**	$ 3	$ 3
Accounts receivable	1	**395**	**395**	272	272
Nuclear decommissioning and used fuel management fund	2-3	**881**	**881**	843	843
Sinking fund receivable	1	**500**	**500**	410	410
Derivative assets	2	**317**	**317**	8	8
Total financial assets		**2,145**	**2,145**	1,536	1,536
Financial liabilities					
Short-term indebtedness	1	**859**	**859**	608	608
Accounts payable and accrued liabilities	1	**376**	**376**	320	320
Accrued interest on short and long-term debt	1	**30**	**30**	33	33
Long-term debt	2	**4,631**	**4,699**	4,734	5,189
Derivative liabilities	2	**6**	**6**	48	48
Total financial liabilities		**$ 5,902**	**$ 5,970**	$ 5,743	$ 6,198

The fair value hierarchy for the nuclear decommissioning and used fuel management funds is outlined in the following table.

Hierarchy	**2022**	**2021**
Level 2	**$ 708**	$ 720
Level 3	**173**	123
	$ 881	$ 843

Transfers between levels 1 and 2

There were no transfers between levels 1 and 2 in 2022.

27. FINANCIAL INSTRUMENTS (CONTINUED)

Hierarchy Level 3 Investment Continuity

The nuclear decommissioning and used fuel management funds have investments carried at fair value hierarchy level 3. The following table is the investment continuity of level 3.

Balance April 1, 2020	$ 104
Purchases	36
Sales	(19)
Gains recognized in earnings	2
Balance, March 31, 2021	123
Purchases	**57**
Sales	**(27)**
Gains recognized in earnings	**20**
Balance, March 31, 2022	**$ 173**

Derivative Financial Instruments Summary

Derivative financial instruments are recorded on the balance sheet at fair value. The following table summarizes the committed purchases as at March 31.

			March 31, 2022			March 31, 2021		
	Unit of measure	Maturing over (months)	Committed purchases (in millions)	Weighted average price		Committed purchases (in millions)	Weighted average price	
Foreign exchange derivatives (1)	USD	63	567.3	$ 1.26	CAD	477.5	$ 1.30	CAD
Heavy fuel oil derivatives (2)	barrels	23	1.7	75.04	USD	0.4	50.40	USD
Natural gas derivatives (3)	GJ	55	51.3	2.32	CAD	45.7	2.33	CAD
Electricity derivatives (4)	MWh	57	5.3	50.85	USD	7.3	42.10	USD
Uranium derivatives (5)	LB	23	0.4	$ 40.25	USD	0.2	$ 32.65	USD

(1) NB Power hedges exchange risk relating to net forecasted US dollar requirements, by entering into forward contracts to sell Canadian dollars and to acquire US dollars.

(2) NB Power hedges its anticipated exposure to changes in the cost of heavy fuel oil.

(3) NB Power hedges its anticipated exposure to changes in natural gas prices.

(4) NB Power hedges its anticipated exposure relating to changes in electricity prices. This is done through both sale contracts and purchase contracts.

(5) NB Power hedges its anticipated exposure to changes in uranium prices.

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Reconciliation to Statement of Financial Position

The following table summarizes the position of the derivative financial instruments recorded on the statement of financial position at March 31, 2022. These include

- the fair value of derivative instruments in hedging relationships, and
- the fair value of derivative instruments that do not qualify for hedge accounting.

The derivative financial instruments had a total net asset fair value of $311 million at March 31, 2022 from cumulative changes in fair value since inception of the instruments. Of the $311 million, $267 million of cumulative gains on instruments accounted for as hedges have been recorded in accumulated other comprehensive income and $44 million has been recorded through earnings since inception and is reflected in retained earnings.

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Uranium contracts	**2022**	**2021**
Current derivative assets	$ (2)	$ 44	$ 103	$ 34	$ 8	**$ 187**	$ 5
Non-current derivative assets	3	56	68	2	1	**130**	3
Current derivative liabilities	(1)	(2)	-	-	-	**(3)**	(19)
Non-current derivative liabilities	(3)	-	-	-	-	**(3)**	(29)
Total assets (liabilities)	$ (3)	$ 98	$ 171	$ 36	$ 9	**$ 311**	$ (40)

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Financial Instrument Impact on Equity

a. Derivative financial instruments impact on retained earnings

The following table illustrates the impact on retained earnings for the derivative instruments.

	Foreign exchange contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Total
Derivative asset (liability) balance, April 1, 2020	$ 5	$ (10)	$ -	$ -	$ (5)
Impact of mark-to-market gain (loss) recorded in earnings	(10)	17	4	2	13
Hedge ineffectiveness	-	1	-	-	1
Settlements	3	(10)	(4)	(3)	(14)
Derivative asset (liability) balance, March 31, 2021	(2)	(2)	-	(1)	(5)
Impact of mark-to-market gain (loss) recorded in earnings	**1**	**8**	**(2)**	**2**	**9**
Hedge ineffectiveness	**-**	**2**	**-**	**-**	**2**
Settlements	**-**	**33**	**6**	**(1)**	**38**
Derivative asset (liability) balance, March 31, 2022	**$ (1)**	**$ 41**	**$ 4**	**$ -**	**$ 44**

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

b. Derivative financial instrument that qualify for hedge accounting impact on accumulated other comprehensive income

The impact of financial instruments on accumulated other comprehensive income is comprised of

- the fair value of the derivative financial instruments that qualify for hedge accounting, and
- the settlement of the interest rate swaps which are amortized over the life of the corresponding debt.

The following table illustrates the impact of the cash flow hedges on accumulated other comprehensive income (AOCI).

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	AOCI - derivative financial instruments
Balance, April 1, 2020	$ 41	$ -	$ (86)	$ (20)	$ (9)	$ (1)	$ (75)
Impact of mark-to-market gains (losses)	(62)	(1)	29	20	9	1	(4)
Reclassification to income of settled derivatives designated as cash flow hedges	4	(1)	36	5	-	-	44
Balance, March 31, 2021	(17)	(2)	(21)	5	-	-	(35)
Impact of mark-to-market gains (losses)	**3**	**106**	**267**	**68**	**-**	**12**	**456**
Reclassification to income of settled derivatives designated as cash flow hedges	**12**	**(6)**	**(116)**	**(41)**	**-**	**(3)**	**(154)**
Balance, March 31, 2022	**$ (2)**	**$ 98**	**$ 130**	**$ 32**	**$ -**	**$ 9**	**$ 267**

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT

NB Power is exposed to a number of risks arising from its use of financial instruments. NB Power is or may be subject to certain risks including credit risk, liquidity risk, interest rate risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of NB Power's risk management framework. Financial instrument risk management strategies may expose NB Power to further gains or losses, but serve to stabilize future cash flows, reduce the volatility of operating results, and increase overall financial strength. Individual risks and NB Power's approach to managing such risks are discussed as below.

Credit risk

Credit risk is a risk that a financial loss will occur due to a counterparty failing to perform its obligations under the terms of a financial instrument.

Managing credit risk

To manage credit risk, NB Power

- conducts a thorough assessment of counterparties prior to granting credit, and
- actively monitors the financial health of its significant counterparties, and the potential exposure to them on an on-going basis.

The following is a summary of the fair value of NB Power's financial instruments that are exposed to credit risk.

Financial assets	2022 Fair value	2021 Fair value
Cash	**$ 52**	$ 3
Accounts receivable	**395**	272
Nuclear decommissioning and used fuel management funds	**881**	843
Sinking fund receivable	**500**	410
Derivative assets	**317**	8
	$ 2,145	$ 1,536

Cash

The credit risk associated with cash is considered to be low as the funds are deposited with Canadian chartered banks.

Accounts receivable

Accounts receivable are largely a combination of receivables from residential and commercial in-province and out-of-province customers. To reduce credit risk, NB Power monitors outstanding receivables and pursues collection of overdue amounts.

Certain derivative financial instruments contracts require the customer to provide NB Power collateral when the fair value of the obligation is in excess of the credit limit.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for trade and unbilled revenue from individual customers at March 31, 2022.

	Weighted-average loss rate 2022	Weighted-average loss rate 2021	Carrying amount	Loss allowance
Trade				
Current	0.44%	0.58%	$ 250	$ 1
31 - 60 days	8.04%	12.23%	5	-
61 - 90 days	31.46%	60.96%	1	-
91 - 365 days	22.33%	32.10%	2	1
Greater than 365 days	-%	-%	1	-
			259	2
Unbilled revenue	0.65%	1.50%	114	1
Other receivables			26	1
Expected credit loss allowance			(4)	-
			$ 395	$ 4

Loss rates are based on actual credit loss past experience and are adjusted to reflect differences between current and historical economic conditions. The expected credit loss has been adjusted to reflect current assumptions on expected customer defaults. Economic factors such as high inflation, uncertainty due to world events, relaxed COVID-19 restrictions and possible changes to customer spending were taken into consideration in this assessment. There are no expected credit losses for out-of-province and transmission receivables as there are no significant write-offs nor is there any expectation of any.

Expected credit loss allowance is reviewed on a regular basis and based on the estimate of outstanding accounts that are at risk of being uncollectable.

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The movement in the expected credit loss, in respect to trade receivables and contract assets, during the year is described in the following table.

Reconciliation of expected credit loss	2022	2021
Balance at April 1	**$ 4**	$ 5
Amounts written off	**(2)**	(3)
Net measurement of loss allowance	**3**	3
Bad debts recovery during the year	**(1)**	(1)
Balance at March 31	**$ 4**	$ 4

Concentration of credit risk

No significant concentration of credit risk exists within accounts receivable as the receivables are spread across numerous in-province and out-of-province customers. In certain circumstances, NB Power holds deposits or requires letters of credit.

Sinking fund receivable

NB Power pays one per cent of its outstanding debt annually into a sinking fund administered by the Province of New Brunswick. These payments are invested in cash and fixed income securities and managed by the Province of New Brunswick. The amount will be received from the Province when the corresponding debt issues mature.

Concentration of credit risk

There is a high concentration of credit risk at March 31, 2022 in relation to the sinking fund receivable, as the receivable is from one counterparty. Since the counterparty is the Province of New Brunswick, which is the Shareholder of NB Power, the associated credit risk is considered to be low. The Province of New Brunswick bears the credit risk for the investments.

Derivative assets

NB Power only enters into derivative financial instrument transactions with highly credit-worthy counterparties. All of the counterparties with which NB Power has outstanding positions have investment grade credit ratings assigned to them by external rating agencies.

NB Power
- monitors counterparty credit limits on an ongoing basis, and
- requests collateral for exposures that exceed assigned credit limits.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

Concentration of credit risk

There is a concentration of credit risk at March 31,2022 in relation to derivative assets, as the bulk of the derivative asset balance is tied to a small number of counterparties. However, since the majority of the amount is associated with counterparties that are Canadian chartered banks and other reputable financial institutions, the associated credit risk is considered to be low. In certain circumstances, NB Power holds deposits or requires letters of credit. At March 31, 2022, NB Power held collateral of $56 million (2021 - nil).

Nuclear decommissioning and used fuel management funds

NB Power limits its credit risk associated with the bonds held in the nuclear decommissioning, used fuel management funds and the nuclear fuel waste trust fund. The current portfolio is comprised of investment grade ratings of BBB or above for longer-term securities and R-1 for short-term debt. The following table outlines the allocation of the maximum credit exposure by investment grade ratings.

Maximum credit exposure	AAA	AA	A	BBB	R - 1	Other	2022	2021
Used fuel management fund	$ 7	$ 9	$ 8	$ 6	$ 2	$ 2	**$ 34**	$ 38
Nuclear decommissioning fund	31	41	31	24	5	3	**135**	137
Nuclear Fuel Waste Trust	45	61	46	35	3	-	**190**	193
	$ 83	$ 111	$ 85	$ 65	$ 10	$ 5	**$ 359**	$ 368

Market risk

Market risk is the risk that NB Power's earnings or financial instrument values will fluctuate due to changes in market prices.

NB Power is exposed to a variety of market price risks such as changes in:

- foreign exchange rates,
- interest rates,
- commodity prices,
- private real estate capitalization rates,
- changes in per unit net asset values in private equity funds, and
- changes in valuations in infrastructure funds.

NB Power manages the foreign exchange rates, interest rates, and commodity price exposures through the use of forwards and other derivative instruments in accordance with Board approved policies. The COVID-19 pandemic, higher commodity prices and supply disruptions have resulted in high inflation rates and increased volatility in the markets. The fair values at March 31, 2022 for level 1 and level 2 investments and level 3 infrastructure, real estate and private equity investments, reflect the market rates and prices at that date.

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Market risk (Continued)

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation. The funds are invested in NBIMC unit trusts and direct interests in private real estate and infrastructure investments. The Nuclear Fuel Waste Trust is invested in NBIMC unit trusts. The NBIMC unit trusts invest in fixed income securities, and domestic and international equities. These are subject to market risk and will fluctuate in value due to changes in market prices. These funds are in place to cover the expected expenditures related to the nuclear decommissioning and used fuel management obligations. The nature of the investments and level of market risk are consistent with the long-term nature of the related liability.

The following table provides a sensitivity analysis which shows the dollar value impact of small changes in various market rates and prices. The amounts shown are derived from outstanding financial instruments that existed at March 31, 2022.

	Impact on earnings	Impact on other comprehensive income
Exchange and interest rates		
1% change in CAD/USD exchange rate	$ 3	$ 5
0.25% change in short-term debt rates	2	-
1 % change in investment yields	27	-
Commodity prices		
$5/bbl change in the price of heavy fuel oil	-	8
$1/GJ change in natural gas prices	-	51
$5/ LB change in Uranium prices	-	2
$5/MWh changes in electricity prices	-	27
Private real estate, infrastructure and private equity investments		
0.25% change in discount rate	4	-
infrastructure valuation range	$ 3	$ -

For private infrastructure investments, the most significant input into the calculation of fair value level 3 investments is the discount rate applied to expected future cash flows. Where such investments are held within managed funds, the discount rate assumptions are not readily available. The table above discloses the impact on earnings based on the difference between the estimated fair value of the funds between the low and high end of possible values.

Liquidity risk

Liquidity risk is a risk that NB Power will have difficulty or be unable to meet its financial obligations associated with financial liabilities.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Liquidity risk (Continued)

NB Power forecasts its financing requirements on a consistent basis so that it can plan and arrange for financing to meet financial obligations as they come due. The following table summarizes the contractual maturities of NB Power's financial liabilities at March 31, 2022 and in future years.

			Timing of contractual cash flows				
Financial liability	**Carrying amount**	**Contractual cash flows**	**< 2 months**	**2 - 12 months**	**2024**	**2025 - 2027**	**2028 and thereafter**
Short-term indebtedness	**$ 859**	**$ 859**	$ 859	$ -	$ -	$ -	$ -
Accounts payable and accrued liabilities	**376**	**376**	376	-	-	-	-
Accrued interest	**30**	**-**	7	23	-	-	-
Derivative liabilities	**6**	**6**	1	2	-	3	-
Long-term debt	**4,631**	**4,600**	-	225	300	50	4,025
Interest on long-term debt	**-**	**3,477**	8	157	158	440	2,714
	$ 5,902	**$ 9,318**	$ 1,251	$ 407	$ 458	$ 493	$ 6,739

NB Power believes it has the ability to generate sufficient funding to meet these financial obligations.

29. RELATED PARTY TRANSACTIONS

Related parties to NB Power include
- Province of New Brunswick (note 1) and,
- New Brunswick Energy Solutions Corporation, a provincial crown corporation.

New Brunswick Energy Solutions Corporation

The Province of New Brunswick was issued 200 voting, fully participating Class A shares of New Brunswick Energy Solutions Corporation and NB Power was issued 100 voting, non-participating Class B shares at a nominal amount. NB Power is not entitled to dividends unless or until there are no Class A shares issued or outstanding. NB Power has no control or significant influence on New Brunswick Energy Solutions Corporation. The investment in New Brunswick Energy Solutions Corporation is recognized as a financial instrument and is recorded at FVTPL, which is not significantly different than its cost of $1, which is recorded in other assets.

Sinking Fund Receivable

At March 31, 2022 NB Power has a sinking fund receivable from the Province of New Brunswick of $500 million (2021 - $410 million) (Note 10).

Debt

NB Power has debt payable to the Province of New Brunswick (Notes 13 and 14).

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. RELATED PARTY TRANSACTIONS (CONTINUED)

Payments to the Province of New Brunswick

During the year NB Power made payments to the Province of New Brunswick for property taxes, utility taxes, and right of way taxes of $51 million (2021 - $49 million) (Note 24).

Key Management and Board Compensation

The compensation paid or payable to key management (defined as executive officers) and the Board of Directors is shown below.

	2022	2021
Salaries and short-term employee benefits	$ 4	$ 4
Post-employment expense	2	2
	$ 6	$ 6

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES

This details the commitments, contingencies and guarantees in place at NB Power.

	2023	2024	2025	2026	2027	2028 and thereafter
Fuel contracts	$ 175	$ 142	$ 105	$ 92	$ 120	$ 1,213
Committed capital expenditures	162	45	14	-	-	-
Operating leases	1	-	-	-	-	-
Other commitments	11	9	9	5	4	24
	$ 349	$ 196	$ 128	$ 97	$ 124	$ 1,237

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Power purchase agreements

NB Power has entered into power purchase arrangements to purchase electricity at predetermined rates. These arrangements are assessed as to whether they contain leases that convey the right to NB Power to use the projects' property, plant and equipment in return for future payments. They are described below.

Duration of agreement (years)	End date	Amount of energy	Agreement to purchase
7	2026	99 MW	all the electrical energy of a wind generation facility
5	2023	42 MW	all the electrical energy of a wind generation facility
20	2024	90 MW	all the capacity and electrical energy produced by a co-generation facility
30	2027	39 MW	all the capacity and electrical energy from a co-generation facility
20	2029	48 MW	all the electrical energy of a wind generation facility
20	2029	51 MW	all the electrical energy of a wind generation facility
20	2032	9 MW	all of the capacity, energy, and environmental attributes generated by the generating stations
37	2045	96 MW	all the electrical energy of a wind generation facility
25	2034	45 MW	all the electrical energy of a wind generation facility
35	2045	54 MW	all the electrical energy of a wind generation facility
35	2045	17 MW	all the electrical energy of a wind generation facility
25	2044	18 MW	all the electrical energy of a wind generation facility
30	2049	20 MW	all the electrical energy of a wind generation facility
Various	Various	20 MW	all the electrical energy of other renewables - Canada
Various	Various	24 MW	all the electrical energy of other renewables - United States

Energy Sales and Transmission Rights Assignment Agreement

NB Power entered into an energy sales and transmission rights assignment agreement which expires in 2040. NB Power is committed to purchase 2 million MWh a year at the market price at the time of the purchase.

Gypsum Contract

NB Power entered into a 21.5 year contract expiring in 2026 to supply specified quantities of synthetic gypsum to a third party. In the event of a production shortfall, NB Power must compensate the third party for any shortfall. The compensation paid, if required, is based on the contracted quantity of gypsum at fixed price. The fixed price is escalated each year by the Consumer Price Index.

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Large Industrial Renewable Energy Purchases Program

NB Power purchases electricity from renewable sources, such as biomass and river hydro, from qualifying large industrial customers who have renewable electricity generating facilities located in New Brunswick.

The program is included in the Electricity Act under the renewable portfolio standard regulation. There are four program agreements in place. From April 1, 2021 to March 31, 2022, 310 GWh (2021 - 432 GWh) of qualified renewable energy was purchased under the program.

The Large Industrial Renewable Energy Purchase Program allows NB Power to purchase renewable energy generated by its largest customers at a set rate. This renewable energy will count towards meeting the Province of New Brunswick's renewable energy targets.

Legal proceedings

NB Power may, from time-to-time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business. NB Power believes these would not reasonably be expected to have a material adverse effect on the financial condition of NB Power.

31. SUBSEQUENT EVENTS

New Brunswick Energy Solutions Corporation

New Brunswick Energy Solutions Corporation was dissolved on April 4, 2022.

31. SUBSEQUENT EVENTS (CONTINUED)

Regulatory Accounts

In November 2021, the Government of New Brunswick announced amendments to the *Electricity Act* intended to modernize the act and provide NB Power with mechanisms to improve fiscal health. The amendment includes the establishment of Energy Efficiency and Demand Response Deferral Account and two regulatory variance accounts to record variances between actual and forecasted fuel and purchased power expenses and electricity sales and margins.

The Energy Efficiency and Demand Response Deferral account will allow NB Power to recover qualifying expenditures over a 10-year period through amortization included in the revenue requirement. The fuel and purchased power and electricity sales and margin variance accounts will enable NB Power to implement annual rate riders to recover from or reimburse to customers any variances from forecasted results.

The use of the regulatory accounts will commence on April 1, 2022 and will be recognized in accordance with IFRS 14 - Regulatory Deferral Accounts.

Statistical Overview

Statement of Generation[1]

(millions of kWh)

	2021/22	2020/21	2019/20	2018/19	2017/18
Hydro	2,393	2,652	2,700	2,292	2,541
Thermal	3,211	2,196	3,118	4,001	3,620
Nuclear	5,450	4,399	5,404	5,220	5,531
Combustion turbine	603	793	14	3	6
Purchases	9,367	8,714	8,417	6,683	6,511
Gross generation and purchases	21,024	18,754	19,653	18,199	18,209
Station service	652	540	627	664	664
Net generation and purchases	20,372	18,214	19,026	17,535	17,545
Losses - transformer and transmission	560	610	588	631	532
Total energy available for distribution	19,812	17,604	18,438	16,904	17,013

Statement of Sales

(millions of kWh)

	2021/22	2020/21	2019/20	2018/19	2017/18
Wholesale	1,179	1,159	1,219	1,262	1,215
Industrial	4,438	4,199	4,285	4,125	4,479
General service	2,236	2,152	2,313	2,371	2,332
Residential	5,363	5,159	5,236	5,384	5,100
Streetlights	58	44	44	44	44
Total in-province sales	13,274	12,713	13,097	13,186	13,170
Out-of-province sales	6,175	4,576	5,049	3,373	3,491
Total sales	19,449	17,289	18,146	16,559	16,661
Distribution losses	363	315	292	345	352
Total energy distributed and sold	19,812	17,604	18,438	16,904	17,013

[1] *Certain comparative figures have been reclassified to conform to the current year's presentation*

Statement of Revenue

(in millions)

	2021/22	2020/21	2019/20	2018/19	2017/18
Wholesale	$ 116	$ 112	$ 116	$ 119	$ 113
Industrial	364	312	312	302	333
General service	294	276	297	299	292
Residential	701	669	669	671	638
Streetlights	27	26	26	25	26
Total in-province sales of electricity	1,502	1,395	1,420	1,416	1,402
Out-of-province sales	558	368	428	293	265
Total sales of electricity	2,060	1,763	1,848	1,709	1,667
Miscellaneous	138	71	76	87	84
Total revenue	$ 2,198	$ 1,834	$ 1,924	$ 1,796	$ 1,751

Statement of In-Province Generation

(millions of kWh)

	2021/22	2020/21	2019/20	2018/19	2017/18
Hydro	2,208	2,280	2,501	2,184	2,318
Coal and petroleum coke	1,840	1,412	1,774	2,855	2,517
Natural gas	572	753	286	-	-
Heavy fuel oil and diesel	488	200	44	234	286
Nuclear	4,832	3,894	4,814	4,636	4,922
Purchases	4,151	4,984	4,454	4,211	3,948
Net generation and purchases	14,091	13,523	13,873	14,120	13,991
Losses - transformer and transmission	560	610	588	631	532
Total energy available for distribution	13,531	12,913	13,285	13,489	13,459

Operating Statistics

	2021/22	2020/21	2019/20	2018/19	2017/18
Transmission lines - km	6,870	6,875	6,905	6,905	6,900
Distribution lines - km	21,562	21,434	21,358	21,274	21,215
Residential customers	341,962	335,449	331,135	328,968	327,281
Industrial customers	1,853	1,814	1,805	1,776	1,747
General service customers	27,492	27,041	26,787	26,629	26,377
Non-metered customers	2,759	2,770	2,786	2,842	2,833
Direct customers	374,066	367,074	362,513	360,215	358,238
Indirect customers	46,063	45,710	47,381	45,251	45,230
Total customers	**420,129**	**412,784**	**409,894**	**405,466**	**403,468**
Positions - regular	2,603	2,576	2,569	2,529	2,497
Positions - temporary	185	109	109	83	85
Total positions	**2,788**	**2,685**	**2,678**	**2,612**	**2,582**

Statement of Earnings Summary

(in millions)

	2021/22	2020/21	2019/20	2018/19	2017/18
Sales of electricity - In-province	$ 1,502	$ 1,395	$ 1,420	$ 1,416	$ 1,402
Sales of electricity - Out-of-province	558	368	428	293	265
Miscellaneous revenue	138	71	76	87	84
Fuel and purchased power	(983)	(802)	(777)	(761)	(727)
Operations, maintenance and administration	(537)	(508)	(529)	(493)	(474)
Depreciation and amortization	(344)	(321)	(318)	(271)	(253)
Taxes	(51)	(49)	(47)	(45)	(44)
Finance costs	(248)	(235)	(299)	(287)	(264)
Sinking funds and other investment income	13	(4)	46	37	17
Mark-to-market of fair value through profit and loss investments	46	95	(4)	54	30
Net changes in regulatory balances	(14)	(14)	(12)	(10)	(13)
Net earnings (loss)	**$ 80**	**$ (4)**	**$ (16)**	**$ 20**	**$ 23**

Statement of Financial Position Summary March 31

(in millions)

Assets

	2021/22	2020/21	2019/20	2018/19	2017/18
Current assets	$ 932	$ 522	$ 546	$ 555	$ 434
Property, plant and equipment	4,645	4,741	4,679	4,495	4,337
Other non-current assets	1,571	1,313	1,420	1,393	1,275
Total assets	7,148	6,576	6,645	6,443	6,046
Regulatory balances	787	858	872	884	894
Total assets and regulatory balances	$ 7,935	$ 7,434	$ 7,517	$ 7,327	$ 6,940

Liabilities and Shareholder's Equity

	2021/22	2020/21	2019/20	2018/19	2017/18
Current liabilities	$ 1,498	$ 1,385	$ 1,500	$ 1,702	$ 1,608
Long-term debt	4,406	4,334	4,447	4,159	3,997
Other non-current liabilities	1,315	1,398	1,279	1,089	997
Shareholder's equity	716	317	291	377	338
Total liabilities and shareholder's equity	$ 7,935	$ 7,434	$ 7,517	$ 7,327	$ 6,940

Cash Flow Summary

(in millions)

	2021/22	2020/21	2019/20	2018/19	2017/18
Cash receipts from customers	$ 2,091	$ 1,835	$ 1,953	$ 1,737	$ 1,769
Cash paid to suppliers and employees	(1,561)	(1,316)	(1,337)	(1,324)	(1,229)
Interest paid	(208)	(228)	(245)	(234)	(234)
Operating activities	321	291	371	179	306
Investing activities	(337)	(319)	(367)	(375)	(192)
Financing activities	65	28	(5)	194	(109)
Net cash (outflow) inflow	49	-	(1)	(2)	5
Cash					
Beginning of year	3	3	4	6	1
End of year	$ 52	$ 3	$ 3	$ 4	$ 6

Finance Costs and Investment Income

(in millions)

	2021/22	2020/21	2019/20	2018/19	2017/18
Interest on long-term and short-term debt	$ 178	$ 182	$ 211	$ 208	$ 206
Accretion	47	44	40	37	35
Debt portfolio management fee	32	32	32	31	32
Foreign exchange (gains) losses	(5)	(21)	20	13	(9)
Interest on post-employment benefits	5	5	4	5	4
Interest capitalized during construction	(9)	(7)	(8)	(7)	(6)
Amortization of premiums and discounts on long-term debt	-	-	-	-	2
Finance costs	248	235	299	287	264
Sinking funds, and other investments income	(13)	4	(46)	(37)	(17)
Mark-to-market of fair value through profit and loss investments	(46)	(95)	4	(54)	(30)
Finance costs and investment income	$ 189	$ 144	$ 257	$ 196	$ 217

Financial Ratios

	2021/22	2020/21	2019/20	2018/19	2017/18
Gross margin	52 %	55 %	58 %	55 %	56%
Operating cash flow / total debt[1]	7 %	6 %	8 %	4 %	6 %
Per cent of debt in capital structure[2]	87 %	94 %	94 %	93 %	93 %
Interest coverage ratio[3]	1.34	0.72	1.04	0.95	1.05

Other Statistics

	2021/22	2020/21	2019/20	2018/19	2017/18
Rate increase	- %	1.8 %	2.5 %	0.9 %	1.8 %
CPI (New Brunswick)	3.8 %	0.2 %	1.7 %	2.1 %	2.3 %
GDP increases (New Brunswick)[4]	5.3%	(3.7)%	1.2 %	0.5 %	2.5 %
Capital expenditures (millions)[5]	$ 334	$ 316	$ 361	$ 373	$ 177
Change in total debt (millions)	$ 9	$ 9	$ (20)	$ 173	$ (133)
Per cent breakdown of long-term debt					
Canadian dollar	97.3 %	97.3 %	92.8 %	92.8 %	92.7 %
US dollar	2.7 %	2.7 %	7.2 %	7.2 %	7.3 %
Weighted average coupon interest rate	3.7 %	3.7 %	4.1 %	4.2 %	4.2 %
Canadian Dollar - March 31	0.800	0.795	0.705	0.748	0.776

[1] *Operating cash flow / total debt = operating cash flow / debt, where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)*
[2] *Per cent of debt in capital structure = debt / (debt + equity), where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)*
[3] *Interest coverage ratio = operating earnings / interest expense, where interest = (interest on long-term and short-term debt, and guarantee fee)*
[4] *The Provincial Government restated its GDP growth rates for the past years*
[5] *Capital expenditures include cash paid on business combinations and are net of proceeds on disposal*

Capital Management

	2021/22	2020/21	2019/20	2018/19	2017/18
Long-term debt	$ 4,631	$ 4,734	$ 4,825	$ 4,609	$ 4,407
Short-term indebtedness	859	608	691	897	871
Total debt	5,490	5,342	5,516	5,506	5,278
Sinking fund receivable	(500)	(410)	(593)	(562)	(505)
Cash	(52)	(3)	(3)	(4)	(6)
Total net debt	**4,938**	**4,929**	**4,920**	**4,940**	**4,767**
Retained earnings	545	465	473	490	470
Accumulated other comprehensive (loss)	171	(148)	(182)	(113)	(132)
Total capital	5,654	5,246	5,211	5,317	5,105
Total capital excluding AOCI	$ 5,483	$ 5,394	$ 5,393	$ 5,430	$ 5,237
Percentage of net debt in capital structure	87 %	94 %	94 %	93 %	93 %
Percentage of net debt in capital structure (excluding AOCI)	90 %	91 %	91 %	91 %	91 %

Accountability Reporting

Mandate Letter

As prescribed in the *Accountability and Continuous Improvement Act*, NB Power receives direction in the form of a mandate letter from the Minister of Natural Resources and Energy Development. NB Power strives to achieve the objectives set out in its mandate letter.

COVID-19

Continue to maintain and update business continuity plans that ensure appropriate measures are in place to safeguard essential service to New Brunswickers while prioritizing employee and customer safety.

Status Update
NB Power maintained its business continuity plans to ensure appropriate measures were in place to safeguard essential service to New Brunswickers while prioritizing employee and customer safety. NB Power was proud to power your homes, your businesses, our hospitals and our communities throughout the pandemic.

Since the beginning of the pandemic, NB Power has been proactively working with suppliers to ensure the continuing supply of materials and services, securing alternative suppliers where necessary, communicating with operations to assist with planning and mitigation activities, reviewing stock level strategies and pre-ordering where prudent. These mitigation activities have been successful in preventing any serious supply disruptions and minimizing the impact on costs, planned work schedules and customers.

Climate Change

Net Metering and Embedded Generation

Ensure opportunities remain open and available under the net metering and embedded generation programs. These programs will continue to operate under strict technical requirements of the utility and under sound financial practices.

Status Update
NB Power remains committed to the net metering and embedded generation programs. The embedded generation program is fully subscribed and under review by NB Power with the goal of reopening the distributed generation program to additional participants at an economically sustainable rate that reflects changing technological and market conditions.

At year end, NB Power had 342 customers on net metering and 12 embedded generators interconnected with a capacity of 16,329 kW.

Reducing our Carbon Footprint

Work with the Province to reduce greenhouse gas using least cost options. The utility will continue to support the efforts of the Department of Environment and Local Government to achieve an equivalency agreement with the Federal Government.

Status Update
In 2021/22, NB Power achieved a grid that was 78 per cent carbon-free and continues to strive for further greenhouse gas reductions.

The federal government announced in November that it would not allow Belledune Generating Station to continue burning coal past 2030. NB Power remains committed to working with the government to explore alternative fuel sources and other alternatives for the continued operations of the Station.

Energy Efficiency

Continue to deliver maximum benefit, highest-value energy efficiency programs for all sectors and for all fuels where funding is provided.

Status Update

In 2021/22, NB Power continued to mature its service offerings aimed at reducing the demand for energy and provide savings to customers. These services are available for all classes of customers and for all fuel types used in the province. In 2021/22, NB Power spent $33 million on energy efficiency programming. NB Power continued to focus on capacity building with customers, contractors and service providers. Over 1,400 businesses registered in the Business Rebate Program, interest in the Total Homes program was double the targeted participation levels and participation in the Low-Income Energy Savings Program doubled. Investments in energy efficiency continued to lead to job creation and capital investment in New Brunswick.

First Nations

Assist the Province in ensuring the Duty to Consult is achieved for all projects and continue efforts towards meaningful reconciliation with First Nations.

Status Update

NB Power has a robust First Nations consultation program on a variety of important matters as well as to enable energy-related development programs such as the Locally Owned Renewable Energy Projects that are Small Scale (LORESS) program. In addition, NB Power looks to provide specific opportunities in First Nations employment and procurement.

Debt Reduction

Make plans to achieve a capital structure of at least 20 per cent equity by 2027 through cost reductions and other appropriate mechanisms that will maintain low and stable rates for New Brunswickers.

Status Update

NB Power is committed to making steady progress toward this goal by managing capital investments and operating costs and generating savings from continuous improvement while also maintaining NB Power's commitment to competitive rate increases.

In 2021/22, progress towards this goal was significantly impacted by the decreased cash available to pay down debt. Increased payments for fuel and purchased power, carbon tax and the purchase of additional fuel inventory for winter 2022/23 resulted in net debt increasing by $9 million as compared to the targeted debt payment of $72 million. Equity increased by $374 million compared to a target of $68 million due to market impacts increasing the fair value of financial instruments and above-target net earnings.

NB Power remains committed to meeting the legislative target by 2027 as per its mandate.

Community Collaboration

Continue to work with communities in the province, with a particular focus on First Nations to provide opportunities to collaborate and partner in the electricity sector.

Status Update
NB Power continues to work with local communities and First Nations throughout the province to meet energy-related needs and support economic development in the province. This includes working with First Nations and local communities under the Locally Owned Renewable Energy Projects that are Small Scale (LORESS) program.

In addition, NB Power is partnering in the build of the first smart community and testing advanced smart grid solutions as well as working collaboratively to understand community-unique needs, build capacity and advise on or develop energy solutions.

New Business Development

Discuss any new business development opportunities with Government for their consideration on behalf of the people of New Brunswick.

Status Update
NB Power provides updates to the Government of New Brunswick on business development opportunities.

NB Power has also been working in close collaboration with the provincial government to advance the potential and development of SMRs and establish in New Brunswick the principal manufacturing and headquarters of global industry proponents.

New Brunswick Energy Marketing Corporation

Continue to honour the mandate of the New Brunswick Energy Marketing Corporation to carry out the business of importing and exporting energy.

Status Update
New Brunswick Energy Marketing Corporation continues to carry out the business of importing and exporting energy.

In 2021/22, Energy Marketing increased sales by 1,599 GWh or 35 per cent, mainly due to increased contracts to serve customer loads in the United States, as well as opportunity sales with customers in Canada and the United States.

Key Performance Indicators

NB Power manages its performance and seeks improvements by focusing its efforts on five key areas: safety, customer, organizational, reliability and environmental excellence.

2021/22 Measures		Actual	Target	Results
Safety Excellence				
Total Recordable Injury Frequency	↓ is better	1.094	0	🔴
Customer Excellence				
Customer Satisfaction Index	↑ is better	734	705	🟢
Organizational Excellence				
Operating Earnings ($ millions)		283	277	🟢
Cash Available to Pay Down Debt ($ millions)		(16)	72	🔴
OM&A ($ millions)		537	521	⚪
Capital Spending ($ millions)		336	334	⚪
Reliability Excellence				
Nuclear Equipment Reliability Index	↑ is better	76	80	🟡
Nuclear Capacity Factor (%)	↑ is better	88	96	🟡
Generation Equivalent Availability (%)	↑ is better	67	82	🔴
System Average Interruption Frequency Index (SAIFI)	↓ is better	2.35	2.15	🔴
System Average Interruption Duration Index (SAIDI)	↓ is better	5.59	5.40	🟡
Environmental Excellence				
Non-emitting Generation (%)	↑ is better	78	82	⚪
In-province Energy Reduction (GWh)	↑ is better	47	47	🟢

🟢 Met or exceeded target ⚪ Worse than target by <=5% 🟡 Worse than target by >5% 🔴 Worse than target by >10%

Establishing aspirational Key Performance Indicators (KPIs) challenges NB Power to aim for continuous improvement. When examining performance, the focus is on understanding what drove the result, identifying what worked well and what needs improvement and developing the action plans for further improvement.

NB Power's most aspirational goal is its safety goal of zero employee injuries. Since working around electricity is inherently hazardous, NB Power mitigates the hazards with training programs and strict policies to ensure safe practices. NB Power tracks injuries and the amount of work time lost due to safety incidents to measure the effectiveness of safety programs and practices. The occurrence of musculoskeletal injuries due to bending, twisting, ergonomics and overexertion affected 2021/22 safety performance. As a result, NB Power has partnered with the UNB Kinesiology Department to assess the workplace and provide preventative programming for employees.

To measure customer satisfaction, NB Power uses independent data from a North American research firm that is based on surveys of New Brunswick customers and evaluates it against results from other utilities. Key initiatives executed during the year, such as improving outage communications and the “Electricity Makes Things Possible” campaign, resulted in finishing the year with increases in various areas of customer satisfaction and well above the overall customer satisfaction index target. Results at year-end were driven by significant increases in customers’ satisfaction in the areas of corporate citizenship, the value of electricity and improvements to billing/payment functionality.

NB Power recognizes its obligations to maintain rates as low as possible and pay down its debt and ties organizational excellence indicators directly to its financial performance. NB Power achieved its operating earnings goal due to increased export sales opportunities and leveraging market conditions to optimize supply costs, partially offset by unplanned generating station outages and lower hydro availability. Operations, maintenance and administration saw pressures due to the unbudgeted outages at Point Lepreau Nuclear Generating Station and increased maintenance and engineering work at Bayside Generating Station.

Despite higher operating earnings, the cash available to pay down debt was negative $16 million, which resulted in a $9 million increase to net debt. The unfavourable variance was primarily due to higher accounts receivable, increased payments for fuel and purchased power, carbon tax and the purchase of additional fuel inventory for winter 2022/23. The debt to capital ratio was 87 per cent, with the positive variance resulting from market impacts increasing the fair value of financial instruments and above target net earnings. NB Power continues to work toward the 80/20 debt to capital target by 2027 by way of managing capital investments, generating savings from continuous improvements and ensuring prudently incurred costs are recovered through rates.

While the frequency of interruptions to the distribution and transmission systems were unfavourably above target in 2021/22, due mainly to outages driven by more animals/birds and vehicle contacts, crews were able to keep interruption durations low for customers. Continued focus on reductions in transmission outages and the impact of equipment failures is the key to meeting NB Power’s SAIFI/SAIDI measures. Unfortunately, forced or extended outages at Point Lepreau, Coleson Cove and Bayside generating stations prevented the stations from reaching full reliability indicators and capacity factors. NB Power’s goal remains to increase equipment reliability at all stations for the benefit of customers.

NB Power met its environmental excellence target, which was focused on in-province energy savings. Customer interest in residential and industrial efficiency programs exceeded targets and there was increased participation in the low-income energy savings program. Commercial and industrial customers continued to face challenges brought on by the COVID-19 pandemic which resulted in lower-than-expected energy savings for that category. NB Power’s continued focus on non-emitting generation was slightly below target mainly due to lower-than-expected rainfall and wind generation. Wind production was down due to the Kent Hills turbine collapse and shutdown of the KH1 and KH2 wind farms.

Audits Conducted by the Office of the Auditor General

As a Crown Corporation, NB Power is subject to reviews or audits conducted by the Office of the Auditor General. During these audits, NB Power cooperates in an open and transparent manner and is responsive to any recommendations.

NB Power Residential Energy Efficiency Programs, 2021
Volume II, Chapter 2

Recommendation 2.83
We recommend NB Power develop and implement a plan for energy efficiency financing mechanisms and other measures to reduce financial barriers for moderate income households, including:

- assessing the needs of moderate income households;
- identifying and addressing regulatory and funding barriers to financing mechanisms; and
- designing appropriate energy efficiency programs to meet the identified needs.

NB Power Response
NB Power will conduct a non-participant/hard-to-reach barrier study which includes a jurisdictional scan, best practices and recommendations to increase participation of low- and moderate-income households as well as non-electrically heated households.

NB Power will work with the Government of New Brunswick, the Government of Canada and other interested stakeholders to ensure New Brunswickers are aware of the Federal Greener Home interest-free loan program.

Target date for implementation
NB Power will implement the study by June 30, 2023.

Recommendation 2.89
We recommend NB Power develop and implement a plan to improve non-electric households' access to energy efficiency programs, including:

- assessing energy efficiency needs of non-electric households;
- identifying and addressing regulatory and funding barriers to all-fuel energy efficiency programs; and
- reviewing and adjusting all-fuel program offerings to meet the identified needs.

NB Power Response
NB Power will continue to assess the energy efficiency potential and barriers of all fuels and all sectors as part of its market studies. This includes a 2022/23 refresh of the NB Energy Efficiency Market Potential Study.

NB Power will work with the Government of New Brunswick to address funding requirements and regulatory barriers to sustained funding for non-electric programs.

NB Power will conduct a non-participant/hard-to-reach barrier study that would also include a jurisdictional scan, best practices and recommendations to increase participation of low- and moderate-income households as well as non-electrically heated households.

NB Power will continue target marketing and mass marketing awareness to ensure all New Brunswickers are aware of Energy Efficiency programs, regardless of fuel type.

Target date for implementation
NB Power will implement the plan by March 31, 2023.

Recommendation 2.102
We recommend NB Power perform sufficient quality assurance over the work of service organizations involved in Home Energy Evaluation.

NB Power Response
NB Power will undertake an assessment of quality assurance/quality control processes for each program in the portfolio. NB Power will conduct a jurisdictional scan to identify quality assurance/ quality control best practices. NB Power will implement new quality assurance/quality control processes to address deficiencies.

Target date for implementation
NB Power will implement new quality assurance/quality control processes by September 30, 2023.

Recommendation 2.107
We recommend NB Power develop a plan with concrete steps and timelines to ensure easy access for all applicants of the Low-Income Energy Savings Program.

NB Power Response
NB Power will conduct a non-participant/hard-to-reach barrier study that would also include a jurisdictional scan, best practices and recommendations to increase participation of low- and moderate-income households as well as non-electrically heated households.

NB Power's plan and recommendations will be shared with the Department of Social Development prior to implementation.

Target date for implementation
NB Power's plan will be implemented by March 31, 2023.

Recommendation 2.118
We recommend NB Power publish in its annual report consistent performance indicators connected to short-, medium- and long-term energy efficiency objectives and the New Brunswick Climate Change Action Plan.

NB Power Response
NB Power will establish short-, medium- and long-term energy efficiency performance indicators and will report against those in its annual report.

Target date for implementation
NB Power's will begin to include this information in the 2022/23 Annual Report.

NB Power Debt, 2020 Volume II, Chapter 3

Recommendation 3.59
We recommend NB Power prioritize debt reduction by developing a firm and well-defined debt management plan to achieve the mandated debt to equity target by 2027. The plan should comprise:

- achievable annual key performance indicators (KPIs) including a debt reduction amount and debt to equity ratio; and
- a requirement to report annually within NB Power's annual report:
  - any deviation from the annual KPIs;
  - reason if the KPIs are not met; and
  - an adjusted action plan to reach the 2027 target date.

NB Power Response
NB Power takes very seriously its responsibility to manage and operate its facilities in a safe, reliable and economically sustainable manner.

NB Power is committed to the achievement of its target debt/equity ratio of 80/20 as prescribed in the *Electricity Act*. NB Power's financial plans and associated projected rate increase requirements are developed to meet its current mandate of 2027 as well as balancing other key objectives.

NB Power's targeted debt reduction for 2021/22 was $72 million with a capital structure target of 92 per cent.

NB Power agrees to report annually in its Annual Report on its progress against the key performance indicators including reasons for any variances from the annual key performance indicators.

NB Power Status Update (implemented)
NB Power has included this information in the 2021/22 Annual Plan and the 2021/22 Annual Report.

Recommendation 3.84
We recommend NB Power, to improve its forecasting process, quantify the impact of likely uncertainties in the 10 Year Plan, such as fuel prices, hydro flows, Point Lepreau capacity factor, weather events, etc.

NB Power Response
NB Power uses industry-standard data sources and third-party experts to quantify the value of certain future costs such as generation fuel and electricity market prices, foreign exchange and interest rates. NB Power agrees to evaluate additional means to quantify the impact of significant future cost uncertainties outside management's control and to include this information in its planning process.

NB Power Status Update (in progress)
NB Power enhanced in 2021/22 its analysis of fuel and purchased power forecasts with the goal of identifying input changes that will reduce variances. NB Power plans to use scenario and sensitivity analysis when preparing its 2023/24 budget, which will also aid in reducing variances.

In the longer-term, NB Power is implementing new modelling software that will further enhance the forecasting of fuel and purchased power expense. The tool will be fully functional by 2024/25 and will enable better analysis of the likelihood and impact of changes in prices and operational conditions.

Climate Change, 2017 Volume I, Chapter 3

Recommendation 3.55
We recommend NB Power:

- perform a comprehensive analysis on the potential impact of phase-out of Belledune Generating Station;
- consult with the Department of Environment and Local Government on a proposed solution regarding the Belledune Generating Station; and
- integrate the Belledune Generating Station phase-out analysis in its Integrated Resource Plan to ensure it has the capacity to meet New Brunswick's future electricity requirements, while respecting energy efficiency and demand reduction programs.

NB Power Status Update (implemented)
NB Power continues to regularly consult with representatives of the Department of Environment and Local Government and the Department of Natural Resources and Energy Development on matters of environmental and energy policy concerning the production, transmission and distribution of electricity in New Brunswick.

Specifically, the federal government announced that it would not allow Belledune Generating Station to burn coal past 2030. NB Power is exploring alternative fuel sources for the continued operation of Belledune Generating Station.

Recommendation 3.120
We recommend NB Power conduct a corporate level climate change vulnerability assessment.

NB Power Status Update (implemented)
A corporate climate change vulnerability assessment was conducted in October 2019 to evaluate the significance of potential climate impacts on critical and vulnerable assets and operations. Of the 26 climate change risks identified, 11 were evaluated as significant.

Work is currently underway to address some of these risks by storm-hardening the distribution and transmission infrastructure, where possible, through the introduction of new design specifications, widening rights-of-way as part of the vegetation management program and implementing a hazardous tree program to identify and remove mature trees that continue to represent a hazard and implementing improvements in storm response activities.

Recommendation 3.121
We recommend NB Power develop an implementation plan for adapting to climate change after the completion of its vulnerability assessment.

NB Power Status Update (implemented)
NB Power developed its Climate Change Adaptation and Mitigation Plan (2021), which describes the processes to assess system vulnerabilities and the ways to manage risks and opportunities, including cost-effective actions to modify infrastructure to improve resiliency. The plan will be revisited and updated as new information becomes available and as adaptation planning and actions evolve.

Public Interest Disclosures

There were no disclosures received pursuant to the *Public Interest Disclosure Act* during the period covered in this annual report.

Governance

At NB Power, we have a strong commitment to best practices in governance on behalf of our Shareholder, customers and other stakeholders.

NB Power reports to its Shareholder, the Government of New Brunswick, through the Minister of Natural Resources and Energy Development. The Government's expectations are expressed through legislation, policies and a mandate letter.

Board of Directors



Charles V. (Chuck) Firlotte
Chair



Keith Cronkhite
(ex-officio)



Judith Athaide



Anne Bertrand



Alain Bossé



Chantal Cormier



Andrew (Andy) MacGillivray



Paul McCoy



Scott Northard



Michelyne Paulin



Mark E. Reddemann



Nancy Whipp



Mike Wilson

NB Power's Board of Directors is responsible for directing the affairs of the Corporation consistent with the *Electricity Act*, which mandates that "the board of directors of the Corporation shall administer the business and affairs of the Corporation on a commercial basis, taking into consideration government policy." NB Power's governance model ensures that the Board acts as a governing/oversight body rather than a managing board.

As a result, the Board is responsible for setting and monitoring the strategic direction of the Corporation and providing oversight over its operations taking into consideration emerging risks and opportunities. The President and CEO, who is an ex-officio member of the Board, is responsible for the day-to-day leadership and management of the Corporation. This model provides NB Power's senior executives with the guidance and space to operate effectively, while ensuring that the Board is able to execute its core responsibilities.

Independence

The Lieutenant-Governor in Council appoints NB Power's Board, which is comprised of the President and CEO, who is a non-voting member, and not more than 14 independent directors.

The Shareholder requires NB Power to have an independent board of directors. All of NB Power's Board members, including the Chair, are independent of management. NB Power further ensures Board independence by including in-camera discussions by the Board members without the management team being present at board and committee meetings.

NB Power Board members are expected to conduct themselves with honesty and integrity throughout the course of performing their duties for the Corporation. On an annual basis, Board members signify compliance with NB Power's Code of Ethics by filing a Declaration and a Conflict of Interest Questionnaire. The NB Power Board regularly monitors potential conflicts of interest among Board members and works diligently to manage any conflicts that may arise and ensure transparency to the Shareholder and general public.

Committees

The Board establishes committees on an as-needed basis where it believes they add value in assisting the Board in the discharge of its duties. During 2021/22, NB Power had five committees focused on areas critical to the success of the Corporation.

Audit and Finance Committee

Nancy Whipp (Chair), Alain Bossé, Chantal Cormier, Scott Northard, Michelyne Paulin, Chuck Firlotte (ex-officio)

The Audit and Finance Committee assists the Board of Directors in fulfilling its obligations and oversight responsibilities while also providing strategic and policy-level advice and direction to management on matters that drive the Corporation's business results and financial performance. The Committee's areas of responsibility include, but are not limited to, financial reporting, regulatory compliance, audit processes (internal and external), corporate controls, enterprise risk management and litigation. In fulfilling its role, the Audit and Finance Committee maintains free and open communication among itself, the external auditors, the internal auditors and management.

Environment and Technology Committee

Mark Reddemann (Chair), Judith Athaide, Andy MacGillivray, Paul McCoy, Mike Wilson, Chuck Firlotte (ex-officio)

The Environment and Technology Committee assists the Board of Directors in providing advice and direction on environmental and technology issues and performance as well as on emerging trends and issues that have large implications for planning and support of company-wide operations, data, information and technology.

Governance and Shareholder Relations Committee

Andy MacGillivray (Chair), Anne Bertrand, Alain Bossé, Chuck Firlotte

The Governance and Shareholder Relations Committee assists the Board of Directors in establishing and maintaining an effective system of corporate governance, ensuring NB Power's communications with the Shareholder are consistent with expectations and delivered in a professional and timely manner and in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Board.

Human Resources, Safety and Culture Committee

Anne Bertrand (Chair), Judith Athaide, Chantal Cormier, Andy MacGillivray, Nancy Whipp, Chuck Firlotte

The Human Resources, Safety and Culture Committee assists the Board of Directors by providing advice and direction on human resource and compensation, safety and culture issues. The Committee provides guidance and direction to management and makes recommendations to the Board regarding human resources, safety, culture and First Nations affairs strategies and programs related to meeting the Corporation's goals.

Nuclear Oversight Committee

Paul McCoy (Chair), Scott Northard, Michelyne Paulin, Mark Reddemann, Mike Wilson, Chuck Firlotte (ex-officio)

The Nuclear Oversight Committee advises and assists the Board of Directors in developing and implementing long-term policies and strategies to ensure safe and efficient operation of Point Lepreau Nuclear Generating Station. The Committee is responsible for monitoring nuclear performance, particularly with respect to safety and operations issues, and nuclear risk.

Skills and Expertise

NB Power's Board of Directors is made up of individuals with expertise and experience in owning and managing businesses, starting new businesses, managing and operating nuclear stations, strategic planning, marketing and communications, accounting and finance and overseeing human resource, regulatory and stakeholder relations. In addition, the majority of NB Power's Board members have acquired their ICD.D designation through the Directors Education Program, which was jointly developed by the Institute of Corporate Directors and the University of Toronto's Rotman School of Management.

NB Power's Board maintains a Skills Matrix as a tool to assist it in seeking the optimum mix of experience, competency and specific expertise as it chooses future Board candidates for recommendation to the Shareholder. The Governance and Shareholder Relations Committee reviews the Skills Matrix on an annual basis and updates it as required.

Diversity and Inclusion

NB Power's Board highly values diversity and supports the appointment to the Board of diverse candidates who reflect New Brunswick's population demographic. The Board believes that candidate diversity, along with varied skills and experiences, contributes to a balanced and effective Board. The Board also values inclusion and ensures each Board member is equally engaged in sharing their individual and diverse perspectives, skills and experience to effectively govern NB Power.

Continuous Improvement

NB Power Board members receive a comprehensive orientation and attend external seminars to maintain or enhance their skills and/or to ensure their knowledge and understanding of NB Power's business remains current.

NB Power's Board conducts, on a recurring basis, an evaluation of board and director effectiveness. The Board uses insights gained through these assessments to make improvements to board process and structure and to facilitate individual director development.

Board Membership Changes
Barbara Trenholm left the Board in December 2021
Chantal Cormier and Michelyne Paulin joined the Board in December 2021

Executive



Keith Cronkhite
President and
Chief Executive Officer



Lori Clark
Senior Vice President
Operations



Suzanne Desrosiers
Vice President
Human Resources



Jean Marc Landry
Chief Customer Officer



Darren Murphy
Chief Financial Officer and
Senior Vice President
Corporate Services



James Petrie
Chief Legal Officer



Brett Plummer
Vice President
Nuclear and
Chief Nuclear Officer



This annual report is also available in French and on our website www.nbpower.com

Ce rapport est également publié en français sur notre site Web www.energie.com

New Brunswick Power Corporation
P.O. Box 2000
515 King Street Fredericton, NB
E3B 4X1

NEW BRUNSWICK
POWER CORPORATION

Énergie NB Power | the power of possibility
débordant d'énergie